As filed with the Securities and Exchange Commission on September 11, 2009 Registration File Number: 333-141191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 2 TO
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRO FINANCIAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

FLORIDA
     (State or other jurisdiction of incorporation or organization)

59-3535315
(IRS Employer Identification No.)

536 North Monroe St., Tallahassee, Florida 32301, (850) 383-8107
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

B. Bryan Robinson
President and Chief Executive Officer
536 North Monroe St
Tallahassee, Florida 32301
(850) 383-8107
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies requested to:
Herbert D. Haughton, Esq. or  Robert J. Angerer, Jr., Esq.
Igler & Dougherty, P.A.
2457 Care Drive
Tallahassee, Florida 32308
Telephone: (850) 878-2411
Facsimile: (850) 878-1230

Immediately, after this Registration Statement becomes effective
(Approximate date of proposed sale to the public)

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, Please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Fees in the amount of $921.00 were previously paid for this filing

Explanatory Note

This Post-Effective Amendment No. 2 on Form SB-2 contains an updated prospectus relating to shares of common stock issuable upon exercise of warrants included with the shares in units sold to investors in the registrant’s initial public offering.  This Post-Effective Amendment No. 2 on Form SB-2 is being filed in compliance with Section 10(a)(3) of the Securities Act of 1933, as amended, which we refer to as the “Securities Act.”  The prospectus included in this Post-Effective Amendment No. 2 supersedes and replaces in its entirety the prospectus dated May 1, 2007 that was filed pursuant to Rule 424(b)(3) with the SEC on May 8, 2007.   All filing fees payable in connection with the registration of all of the foregoing securities were previously paid in connection with the filing of the original registration statement.

The information in this prospectus is not complete and may be changed.  Warrant holders may not exercise their warrants until this registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is a post-effective amendment to our initial public offering pursuant to a prospectus dated May 1, 2007.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Pro Financial Holdings, Inc., a Florida corporation, is offering for sale 1,334,840 shares of our common stock.  The offering price is $10.00 per share.  The shares are being offered only to our existing shareholders holding warrants to purchase our shares, which were issued as part of a unit sold in our initial offering.  No person will receive any commission or other form of remuneration for any such sales.  Pro Financial is a bank holding company for ProBank.  There is no established market for our common stock, and we do not expect one to develop after the offering.

➢
This offering will begin on September __, 2009, and continue until October ___, 2009, unless extended by our directors, in their sole discretion and without notice, for a period of up to an additional 180 days.

➢	The offering will remain open until the earlier of:

●	All 1,334,840 shares have been sold;
●	The offering period has expired.

See “Risk Factors” beginning on page ___ for a discussion of certain risks that should be carefully considered by prospective investors.

We may accept any subscriptions and utilize the proceeds at any time during the offering period.  Proceeds of the offering will not be held in an escrow account and there is no minimum amount of subscriptions needed before we can use any of the offering proceeds.

We will use the proceeds to purchase up to $1,000,000 of additional shares of capital stock of ProBank, to provide working capital for Pro Financial and for other corporate purposes.

Once accepted, a subscriber will not be permitted to withdraw a subscription.

The securities we are offering are not savings accounts or savings deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Price to Warrant Holders	Discounts and Commissions	Proceeds to Pro Financial*
Per Share	$10.00	$0	$10.00
*Before deducting an estimated $10,000 in offering expenses.

The date of this prospectus is September ___, 2009.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following is a summary of the most significant information contained in this prospectus and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus. Prospective purchasers are urged to read the entire prospectus carefully.

Pro Financial Holdings

Mailing Address:	P.O. Box 3696, Tallahassee, Florida 32315
Telephone Number: (850) 383-8107 or (850) 681-PRO1

ProBank commenced business operations on September 5, 2007 in Tallahassee, Florida. The Bank opened a branch office at 1812 North Martin Luther King Blvd., in Tallahassee on October 25, 2007 and a second branch office on Killearn Plaza Circle in the Killearn Lakes Plaza, in Tallahassee on June 1, 2009.

The Bank's deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the FDIC and the Florida Office of Financial Regulation ("Florida Office").

The Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by the Bank include: demand interest-bearing and non-interest-bearing accounts, money market deposit accounts, NOW accounts, time deposits, credit cards, direct deposits, notary services, night depository, cashier’s checks, savings bonds, bank drafts, automated teller services, bill pay, internet banking and drive-in tellers. In addition, the Bank makes secured and unsecured commercial, consumer, and real estate loans and issues stand-by letters of credit. The Bank provides automated teller machine (ATM) cards and is a member of the Plus, Presto, Pulse, and Star ATM network, thereby permitting customers to utilize the convenience of larger ATM networks. In addition to the foregoing services, the offices of the Bank provide customers with extended banking hours. The Bank does not have trust powers and, accordingly, no trust services are provided.

The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for the Bank’s lending activities are its deposits, repayment of loans, and the sale and maturity of investment securities. The principal expenses of the Bank are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, the Bank’s operations are materially and significantly influenced by general economic conditions and by related regulatory, supervisory, monetary and fiscal policies of financial institution regulatory agencies, including the Florida Office, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans. See “Competition.”

Market Price of Our Shares

There is presently no market for our securities and we do not anticipate one developing after the offering. Therefore, it may be difficult for you to sell your securities, as only an informal market between buyers and sellers may develop.

Use of Proceeds

We will use the proceeds to purchase additional units of the LLC which owns our main office, to purchase our Killearn Lakes Plaza Office and up to $1,000,000 of additional shares of capital stock of ProBank. Proceeds not used for these purchases will be used to fund future capital requirements of ProBank, as well as for other permissible investments for bank holding companies, including the possible acquisition of other financial institutions. However, we have no plans, arrangements or understandings to acquire any institution at this time.

The Offering

Offering	The shares are being offered only to our existing shareholders holding warrants acquired in our initial offering.

Securities offered	Up to 1,334,840 shares of common stock.

Risk factors	Before investing, you should carefully consider the “Risk Factors” section beginning on page ___.

Offering period
This offering will begin on September ___, 2009, and continue until October ___, 2009, unless extended by our directors, in their sole discretion and without notice, for a period of up to an additional 180 days.

Questions About the Offering

Questions concerning the offering should be directed to Bryan Robinson, President and Chief Executive Officer or directors Edward W. Dougherty, Jr., Roger K. Hobbs, or Peter Rosen at Pro Financial Holdings, Inc., 536 North Monroe Street, Tallahassee, Florida 32301-1260 Telephone Number: (850) 383-8107.

No Minimum Sale and No Escrow Account

We do not have to sell any minimum number of shares in the offering. We may accept any subscriptions and utilize the proceeds at any time during the offering period. Proceeds of the offering will not be held in an escrow account and there is no minimum amount of subscriptions needed before we can use any of the offering proceeds.

Fiscal Year

The Company’s fiscal year ends December 31.

SUMMARY FINANCIAL DATA

Our summary financial data presented below as of and for the years ended December 31, 2007 and December 31, 2008, is derived from our audited financial statements. The financial data presented below as of June 30, 2009 and June 30, 2008 and for the six-month periods ended June 30, 2009 and June 30, 2008, is derived from our unaudited financial statements. Such financial statements are included with this prospectus as Appendix A. The following Summary Financial Data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section beginning on page ___. Of course, our historical results are not necessarily indicative of results to be expected in future periods.
	At and for the Six-Month Period Ended June 30, 2009	At and for the Six-Month Period Ended June 30, 2008	At and for the Year Ended December 31, 2008	At and for the Year Ended December 31, 2007
	(Dollars in thousands, except per share amounts)
Selected Balance Sheet Data:
Total assets	$63,786	$36,472	$47,860	$24,170
Total loans, net	38,368	18,028	27,593	3,810
Total deposits	47,101	21,069	30,458	11,620
Stockholders’ equity	10,754	11,855	11,245	12,399

Selected Operating Data:
Net interest income	730	467	1,168	296
Provision for loan losses	(229)	(155)	(794)	(72)
Net interest income after provision
for loan losses	501	312	374	224
Net earnings (loss)	(348)	(515)	(1,339)	(671)

Per Share Data:
Basic and diluted earnings (loss) per share	(0.25)	(0.39)	(1.00)	(0.50)
Book value per share	8.06	8.88	8.42	9.29
Common shares outstanding	1,334,840	1,334,840	1,334,840	1,334,840
Average common shares outstanding, basic and diluted	1,373,500	1,334,840	1,334,840	1,334,840

Performance Ratios:
Return on average assets	(1.25)	(4.26)	(3.10)	(23.05)
Return on average equity	(6.99)	(12.85)	(11.92)	(29.96)
Noninterest expense to average assets	5.19	9.09	7.54	39.91
Net interest margin	2.76	3.53	3.44	5.58

Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans outstanding	1.32%	1.09%	2.97%	1.85%
Net charge-offs as a percentage of average loans	1.73%	0.32%	0%	0%
Nonperforming loans as a percentage of total assets	1.40%	0%	1.12%	0.25%

Capital Ratios:
Total risk-based capital ratio	23.91%	52.27%	32.95%	110.83%
Tier 1 risk-based capital ratio	22.95%	51.40%	33.76%	127.62%
Tier 1 leverage capital ratio	16.72%	32.33%	22.26%	44.08%
Total equity to total assets	17.43%	32.87%	23.95%	51.44%

RISK FACTORS

Investing in shares of our common stock involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the information incorporated by reference into this prospectus before purchasing shares of our common stock. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. In addition, there are risks beyond our control. If any of these risks actually occurs, our business, financial condition or results of operations could be negatively affected, and you could lose part or all of your investment.

As a relatively new bank, we have a limited operating history. Therefore, prospective investors have only a limited period of operations by which to gauge our ability to carry out our business plan.

We began operations on September 5, 2007 and are still considered a de novo institution. Investors do not have the benefit of reviewing multiple years of historical operating results by which to gauge our ability to carry out our business plan. Under our current business plan, we intend to grow by expanding our branch network and by increasing the size of our loan portfolio. The success of any additional branch offices will depend on, among other things, market interest rates and the economy in our market area, both of which are beyond our control. There is no assurance that we will be successful in implementing our business plan or that, even if implemented, our business plan will be successful or that we will operate profitably.

Changes in business and economic conditions, in particular those of the North Florida markets in which we operate, could continue to lead to lower asset quality, and lower earnings.

Unlike larger national or regional banks that are more geographically diversified, our business and earnings are closely tied to general business and economic conditions, particularly the economy of Leon County, Florida and the surrounding areas. The local economy is heavily influenced by state and local government, real estate, several universities and other service-based industries. Factors that could affect the local economy include higher energy costs, reduced consumer or corporate spending, natural disasters or adverse weather, the recent and possibly continuing significant decline in real estate values and the recent significant deterioration in general economic conditions. A sustained economic downturn could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenue and lower earnings. The Florida economy continued to weaken during the fourth quarter of 2008 and first six-months of 2009.   Visitor arrivals decreased and unemployment levels increased compared to the fourth quarter of 2007. We continually monitor changes in the economy, including levels of visitor arrivals and spending, changes in housing prices, and unemployment rates. We also monitor the value of collateral, such as real estate, that secures loans we have made. A decline in the value of collateral could also reduce a customer’s borrowing power.

Difficult market conditions could continue to adversely affect us and our industry.

Dramatic declines in asset values, including in the housing and commercial real estate markets, over the past year have negatively impacted credit performance of many financial institutions’ loans. Many lenders have reduced, and in some cases, ceased providing funding to borrowers, including other financial institutions, reflecting concern about the stability of financial markets, generally, and the strength of counterparties, specifically. This market turmoil and tightening of credit has led to an increased level of commercial and consumer delinquencies for other financial institutions, a lack of confidence in the financial sector, and increased volatility in the financial markets. The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect our business, financial condition, and results of operations.

Recent negative developments in the financial services industry and the U.S. and global credit markets may continue to adversely impact our operations, results and stock price.

Negative developments over the past year in the capital markets have resulted in uncertainty in the financial markets in general, with the expectation of the general economic downturn continuing through 2009 and beyond. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. The competition for deposits has increased significantly due to liquidity concerns at many of these same institutions. As a result, there is a likelihood of new Federal or state laws and regulations regarding lending and funding practices and capital and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of any new legislation and regulation in response to those developments could negatively and materially impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance

Our recent growth and financial performance will be negatively impacted if we are unable to continue to execute our growth strategy.

Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurances that we will be successful in continuing our growth strategy, which depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at a reasonable cost, sufficient capital to support our growth initiatives, competitive factors, banking laws, and other factors. As we implement our growth strategy, we expect to incur increased personnel, occupancy and other operating expenses. If we open new branches, we must absorb those higher expenses while we begin to generate new deposits, and there is a time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Consequently, our plans to grow will likely depress our earnings in the short run, even if we efficiently execute our strategy.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for deposit and loan relationships. Competing providers include other financial institutions and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by us. Competing providers may have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust to both increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our common stock could be adversely affected.

If real estate values in our markets continue to decline, our loan portfolio may become impaired.

A significant portion of our loan portfolio consists of mortgages secured by real estate located in Leon County, Florida and the surrounding areas. As of June 30, 2009, 41.0% of our loan portfolio consisted of commercial real estate loans, and 16.6% of our loan portfolio consisted of residential real estate loans. Real estate values in our market have recently decreased and may continue to decline due to changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. If real estate values continue to decline in our market, the value of the real estate collateral securing our loans will likely be reduced. Such a reduction in the value of our collateral could increase the number of nonperforming loans, reduce our ability to realize on our collateral and thereby adversely affect our financial performance.

Our loan portfolio includes a substantial amount of commercial real estate and construction and development loans.

Our commercial real estate loans and construction and development loans accounted for $23.3 million, or 51.6%, of our total loan portfolio as of June 30, 2009. Of this total, however, $3.1 million was secured by owner-occupied commercial real estate. The credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and to borrowers in similar lines of business, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Repayment of loans secured by commercial real estate in some cases is dependent upon the successful operation, development or sale of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In these cases, we may be compelled to modify the terms of the loan. As a result, repayment of these loans may, to a greater extent than other types of loans, be subject to adverse conditions in the real estate market or economy.

Some of our borrowers may not repay their loans and losses from loan defaults may exceed the allowance we establish for that purpose, which may have an adverse effect on our business.

Some borrowers may not repay loans that we make to them. This risk is inherent in the banking business. If a significant amount of loans due are not repaid, it would have an adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and nonperformance. The allowance for loan losses reflects our management’s best estimate of probable losses in the loan portfolio at the relevant time. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. Although we believe that our current allowance for loan losses is adequate and that the methodology we are currently using to determine our provision for loan losses is sound, the process of establishing the allowance for loan losses for us, as a de novo bank, is inherently uncertain. In addition, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

Our loan portfolio is relatively young, and therefore we cannot rely on our actual loss history in determining the adequacy of the allowance we establish to account for potential loan losses.

Because we only began our lending operations in September 2007, our loan portfolio is relatively young, and we do not have the benefit of lengthy payment histories with our borrowers or with the types of loans we are making to determine the adequacy of our allowance for loan losses. Although we believe that our current allowance for loan losses is adequate and that the methodology we are currently using to determine our provision for loan losses is sound, the process of establishing the allowance for loan losses for us, as a de novo bank, is inherently uncertain. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

Changes in interest rates could have significant adverse effects on our financial condition and results of operations.

Fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in financial markets in the United States and in other countries. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, such as the rate differential between the Money Treasury Average and LIBOR rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables. In an environment in which interest rates are increasing, our interest costs on liabilities may increase more rapidly than our income on interest-earning assets. This could result in a deterioration of our net interest margin.

We face strong competition in our market areas that may limit our asset growth and profitability.

Our primary market area is the Tallahassee Florida MSA, consisting of Leon, Gadsden, Jefferson, and Wakulla counties. The banking business in these areas is extremely competitive, and the level of competition may increase further, which may limit our asset growth and profitability. We experience competition in both lending and attracting deposits from other banks, savings institutions, and non-bank financial institutions located within our market area, many of which are significantly larger institutions. Non-bank competitors competing for deposits and deposit-type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms, including many competing lenders that are outside our geographic market area.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of our business practices and/or our financial health. Adverse perceptions regarding our business practices and/or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We operate in an environment highly regulated by state and federal government; changes in federal and state banking laws and regulations could have a negative impact on our business.

As a Florida state chartered commercial bank, we are regulated primarily by the Florida Office and the FDIC. Federal and various state laws and regulations govern numerous aspects of our operations, including:

• Adequate capital and financial condition;
• Permissible types and amounts of extensions of credit and investments;
• Permissible non-banking activities; and
• Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. We also undergo periodic examinations by the regulatory agencies. Following such examinations, we may be required, among other things, to change our asset valuations or the amounts of required loan loss allowances or to restrict our operations. Those actions would result from the banking regulators’ judgments, based on information available to them at the time of their examination.

Recent legislation in response to market and economic conditions may significantly affect our operations, financial condition, and earnings.

Disruptions in the financial system during 2008 and early 2009 resulted in significantly reduced business activity in the global and U.S. economies, which could potentially and significantly affect financial institutions. In response to this financial crisis affecting the banking system and financial markets, the Emergency Economic Stabilization Act of 2008 was signed into law on October 3, 2008. Pursuant to this statute, the U.S. Treasury was given the authority to purchase assets or securities of U.S. financial institutions. The FDIC also began to temporarily provide a 100% guarantee of the senior debt of all FDIC insured institutions, as well as deposits in noninterest-bearing transaction deposit accounts. These actions by the U.S. Treasury and FDIC have combined to respond to this unprecedented financial crisis. It is not clear what impact these actions, or future actions, of the Federal government, will have on the financial markets or on the U.S. banking and financial services industries and the broader U.S. and global economies. These new laws, regulations, and changes has increased our FDIC insurance premiums and may also increase our costs of regulatory compliance and of doing business, and otherwise affect our operations.

Changes in government regulations and legislation could limit our future performance and growth.

Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

Changes in accounting standards may affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and statements of operations. For example, in April 2009 the Financial Accounting Standards Board (“FASB”) eased its mark-to-market reporting requirements that require banks to price assets to reflect current market prices each quarter. As a result, banks may now use “significant” judgment when assessing the value of the assets sitting on their balance sheets. Although the mark-to-market changes were beneficial, future changes in financial accounting and reporting standards (or a return to the prior mark-to-market requirements) could require us to apply a new or revised standard retroactively, which could result in a material adverse effect on our financial condition or could even require us to restate prior period financial statements.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other financial institutions, our operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

Investors may face dilution resulting from the issuance of common stock in the future.

We may issue common stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation. Our Board of Directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of common stock or other securities. There can be no assurance that such shares may be issued at prices or on terms better than or equal to the terms obtained by our current shareholders. The issuance of any additional shares of common stock by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of common stock will reduce the proportionate ownership and voting power of our existing shareholders.

Shares of our preferred stock may be issued in the future which could materially adversely affect the rights of the holders of our common stock.

Our Articles of Incorporation give our Board the authority to issue series of preferred stock and to determine the designations, preferences, rights and qualifications or restrictions of those shares without any further vote or action of the shareholders. The rights of the holders of our common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. At this time, the Board of Directors has no plans of issuing any shares of preferred stock.

Our common stock is not an insured bank deposit and is subject to market risk.

Our shares of common stock are not deposits, savings accounts or other obligations of us, our subsidiaries or any other depository institution, are not guaranteed by us or any other entity, and are not insured by the FDIC or any other governmental agency.

We may need additional capital in the future and this capital may not be available when needed or at all.

We may need to obtain additional debt or equity financing in the near future to fund future growth and meet our capital needs. We cannot guarantee that such financing will be available to us on acceptable terms or at all. If we are unable to obtain future financing, we may not have the resources available to fund our planned growth.

We have not paid dividends in the past, and we are restricted in our ability to pay dividends to our shareholders.

Since our inception, we have not paid any cash dividends on our common stock, and we do not intend to pay dividends in the foreseeable future. Even if we decide to pay dividends in the future, our ability to do so will be limited by state and federal regulatory restrictions and by our need to maintain sufficient capital to support our operations. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

We rely heavily on B. Bryan Robinson and the rest of our management team, and the unexpected loss of any of those personnel could adversely affect our operations.

Our growth and development is particularly dependent upon the personal efforts and abilities of B. Bryan Robinson, our Chief Executive Officer and President and the employment of personnel who will aid in that activity. The loss or unavailability to the Bank of Mr. Robinson could have a materially adverse effect on our operations and prospects. To mitigate this risk, we have an employment agreement with Mr. Robinson.

Our executive officers and directors will continue to have substantial control over the Bank after the offering which could delay or prevent a change of control favored by our other shareholders.

Our executive officers and directors, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including election of directors and the approval of mergers or other business combination transactions. Our executive officers and directors own or have the right to acquire approximately 49.6% of the total number of shares as of June 30, 2009, and will also likely subscribe to purchase shares in the offering.

The interests of these directors and executive officers may differ from the interests of other shareholders, and these shareholders, acting together, would be able to influence significantly all matters requiring approval by shareholders. As a result, these shareholders could approve or cause us to take actions of which you disapprove or that may be contrary to your interests and those of other investors.

We depend on our ability to attract and retain key personnel.

The implementation of our business strategy also requires us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

A vibrant public trading market for our common stock has not and likely will not develop.

Presently, our common stock is not listed on any stock exchange or on the OTC Bulletin Board or the Pink Sheets. Trading in our stock is sporadic and very light, with many weeks or months occurring between trades. The absence of a more active, vibrant public market for our shares may make it difficult for you to resell your shares and is likely to depress the prices which you would receive from any sale of your shares. You may, therefore, be required to bear the economic risks of this investment for an indefinite period of time. Even if we become quoted on the OTC Bulletin Board or on the Pink Sheets, such trading markets lack depth, liquidity, and orderliness necessary to maintain a liquid market in our common stock. We do not expect a more liquid market for our common stock to develop for several years, if at all. We do not expect to have enough shareholders or outstanding shares to support an active trading market, even if we are eventually listed on a recognized trading market. Accordingly, investors should consider the potential illiquid and long-term nature of an investment in our common stock.

We face strong competition for customers from larger and more established banks, which could prevent us from obtaining customers, and may cause us to have to pay higher interest rates to attract customers.

We encounter strong competition from existing banks and other types of financial institutions operating in Tallahassee, Florida and the surrounding communities. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than we are and have greater financial and personnel resources than we do. These institutions, which, among others, include Bank of America, Regions Bank, SunTrust Bank, Hancock Bank, BB&T, and Capital City Bank offer services, including extensive and established branch networks and trust services, that we either do not provide or will not provide for some time. Due to this competition, we may have to pay higher rates of interest to attract deposits.

We may not be able to successfully compete with our competitors for larger customers because our lending limits are lower than theirs.

As a relatively young financial institution, our lending limits are significantly lower than those of many of our competitors. Our legal secured lending limit is 25% of the Bank’s capital accounts. Our current lending limit is approximately $2.4 million. Our lending limit is significantly less than the limits of most of our competitors and may affect our ability to develop relationships with larger businesses in our market area. We may try to serve the needs of these borrowers by selling loan participations to other institutions, but this strategy may not succeed.

Certain provisions of Florida and Federal law may discourage or prevent a takeover of our Bank and result in a lower market price for our common stock.

Florida and Federal law contain anti-takeover provisions that apply to us. These provisions could discourage potential buyers from seeking to acquire us in the future, even though certain shareholders may wish to participate in such a transaction. These provisions could also adversely affect the market price of our common stock.

Failure to exercise your warrants may dilute your ownership interest.

As of June 30, 2009, we had warrants outstanding to acquire 1,334,840 shares of our common stock. The exercise price is $10.00 per share of common stock. In the event you do not exercise your warrants it will dilute your ownership interest and such dilution could be substantial.

The offering price is not necessarily an indication of the value of our shares.

The offering price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. The offering price was established at the time the warrants were issued in 2007. The offering price may exceed the fair market value of our shares and the price at which shares may be sold after the offering. Consequently, you may lose a portion of your investment simply as a result of an inaccurately determined offering price.

We have broad discretion as to the use of proceeds from the offering. Our failure to effectively apply such proceeds could affect our profits.

We have not allocated the proceeds of the offering to any specific purpose, and we will have significant flexibility in determining the amounts of net proceeds we will apply to different uses and the timing of such applications. We may utilize the proceeds in a manner that we believe is in our best interest but with which you may not agree and over which you will have no control.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or performance after the offering. Also, when we use any of the words “believes,” expects,” “anticipates,” “intends,” “may,” or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results, and could cause those results or performances to differ materially from those expressed in our forward-looking statements. These possible events or factors include:

•	Legal and regulatory risks and uncertainties;
•	Economic, political and competitive forces affecting us; and
•	The risk that our analysis of these risks and forces could be incorrect, or that the strategies we have developed to deal with them may not succeed.

You should also recognize that all forward-looking statements are necessarily speculative and speak only as of the date made. You should also recognize that various risks and uncertainties, such as those described above, could cause actual results for future periods to differ materially. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that any expectations will prove to be correct. We discuss what we believe are the most significant of these risks, uncertainties, and other factors under the heading “Risk Factors” beginning on page 8 of this prospectus. We urge you to carefully consider these factors prior to making an investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

The following discussion reviews our results of operations and assesses our financial condition as of December 31, 2008, December 31, 2007, June 30, 2009 and June 30, 2008. You should read the following discussion and analysis in conjunction with our “Selected Financial Data” and our audited and unaudited financial statements and the related notes included as Appendix A to this prospectus.

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. Our significant accounting policies are described in the notes to the financial statements included in this prospectus.

Results of Operations

Income Statement Review

Overview. For the year ended December 31, 2008, our net loss was $(1,339,000), or $(1.00) per basic and diluted share, as compared to a net loss of $(671,000), or $(0.50) per basic and diluted common share, for the year ended December 31, 2007. For the six months ended June 30, 2009, our net losses were $(348,000) or $(0.25) per basic and diluted common share, as compared to a net loss of $(515,000), or $(0.39) per basic and diluted common share, for the six months ended June 30, 2008. The decrease in losses is primarily attributed to gains on securities sales and the continued growth of the Bank.

Total assets increased 98% from $24.2 million on December 31, 2007 to $47.9 million on December 31, 2008. From December 31, 2008 to June 30, 2009, total assets increased an additional 33.3%, to $63.8 million.

Net Interest Income. Our operating results depend primarily on our net interest income, which is the difference between interest earned on loans, investments and federal funds sold, and the cost of funds from interest-bearing deposits and other borrowings. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (“interest-rate spread”) and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest-rate spread is affected by regulatory, economic, and competitive factors which influence interest rates, loan demand, and deposit flows. In addition, our net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of our noninterest income, and our noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

Total interest income for the year ended December 31, 2008, was $1.7 million, compared to $0.4 million for the year ended December 31, 2007. Interest income earned on loans was $1.1 million for the year ended December 31, 2008, compared to $0.05 million for the year ended December 31, 2007, due to continued loan growth during our second year of operations.

Interest income for the six months ended June 30, 2009, was $1.3 million, compared to $642,000 for the six months ended June 30, 2008. Interest income earned on loans was $1,019,000 for six months ended June 30, 2009, compared to $331,000 for the six months ended June 30, 2008, due to continued loan growth.

Provision for Loan Losses. There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period in order to increase the total allowance to a level deemed appropriate by management. The allowance is based upon the volume and type of lending we conduct, industry standards, the amount of nonperforming loans and general economic conditions, particularly as they relate to our market areas, and other factors related to the collectibility of our loan portfolio.

We recorded a provision for loan losses for the year ended December 31, 2008 of $794,000, compared to $72,000 for the year ended December 31, 2007. In the first two quarters of 2009, the provision was $229,000 compared to a provision of $155,000 in the first two quarters of 2008. During 2008, we charged off $35,259 to the allowance. During the six months ended June 30, 2009, we charged off $571,404 to the allowance.

Please see the discussion below under “Loan Portfolio - Allowance for Loan Losses” for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

Nonperforming Assets and Delinquencies. When a borrower fails to make a required payment on a loan, we attempt to cure the deficiency by contacting the borrower and seeking the payment. Late notices are mailed no more than 10 days after the payment is due. In most cases, deficiencies are cured promptly. If a delinquency continues, additional contact is made through written notice and immediate contact from an assigned account officer. We remain in continual contact with the borrower and, if needed, will attempt to work out a payment schedule acceptable to us and the borrower. While we generally prefer to work with borrowers to resolve such problems, we will institute foreclosure or other proceedings, as necessary, to minimize any potential loss.

Loans are generally placed on non-accrual status if, in the opinion of management, principal or interest payments are not likely to be made in accordance with the terms of the loan agreement, or when principal or interest is past due more than 90 days. Interest accrued but not collected at the date the loan is placed on non-accrual status is reversed against income in the current period. Loans may be reinstated to accrual status when payments are less than 90 days past due and, in the opinion of management, collection of the remaining balance can be reasonably expected. Our Board of Directors is informed monthly of the status of all loans delinquent more than 10 days.

There were $536,000 in nonperforming loans as of December 31, 2008 (and no other nonperforming assets as of that date), as compared to $60,000 in nonperforming loans at December 31, 2007. At June 30, 2009, we had $890,000 in nonperforming loans.

Real Estate Acquired in Settlement of Loans. Real estate acquired by us as a result of foreclosure or by deed-in-lieu of foreclosure would be classified as foreclosed real estate until sold. Through June 30, 2009, we have had no foreclosed real estate.

Restructured Loans. Under generally accepted accounting principles, we are required to account for certain loan modifications or restructurings as “troubled debt restructurings.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrower that we would not otherwise consider. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, and troubled debt restructurings do not necessarily result in non-accrual loans. We had $2,027,000 in loans which were considered troubled debt restructurings to four borrowers at June 30, 2009. These loans were performing pursuant to their terms prior to the restructuring, which we agreed to as an accommodation to our borrowers. These loans have continued to perform pursuant to their terms after their restructuring.

Asset Classification. The OFR and the FDIC have adopted various regulations regarding problem assets of banking institutions. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, Florida Office and FDIC examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: (1) substandard, (2) doubtful and (3) loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high probability of loss, although the amount of such loss may not be determinable at such time. An asset classified as a loss is considered uncollectible and of such little value that continuance as an asset of the Bank is not warranted. If an asset or portion thereof is classified as a loss, the Bank must establish a specific allowance for loss for the amount of the portion of the asset classified as loss. All or a portion of loan loss allowances established to cover possible losses related to assets classified substandard or doubtful can be included in determining the bank’s regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but which possess weaknesses are designated as “special mention” and are monitored by the Bank. At June 30, 2009, we had $4,276,068 in classified assets of which $1,798,591 were “special mention” and $2,477,477 were substandard.

Noninterest Income. Noninterest income was $143,000 for the year ended December 31, 2008, compared to $21,000 for the year ended December 31, 2007. For the first six months of 2009, noninterest income was $329,000, compared to $13,000 for the first six months of 2008. The increases are due primarily to the Bank recognizing gain on sale of investments. Additionally, throughout 2007, 2008 and 2009, our volume of transactions and number of depositors significantly increased. Therefore, we expect that noninterest income will continue to increase in 2009. Noninterest income is composed of service charges, network fees, official check fees, check printing fees, wire transfer fees and gain on sale of securities and other fees.

Noninterest Expense. Noninterest expense was $2.6 million for the year ended December 31, 2008, compared to $1.4 million for the year ended December 31, 2007. For the six months ended June 30, 2009, noninterest expense was $1,460,000, compared to $1,223,000 for the same period of 2008. These increases were primarily due to additional staff hired because of asset growth and the establishment of a branch office in the Northeast section of Tallahassee, Florida, and a special FDIC assessment. Noninterest expenses are composed of occupancy expenses, insurance (including FDIC insurance), auditing fees, advertising, promotions, data processing, item processing, telephone, postage and other operating expenses.

Income Taxes. The income tax benefit for the year ended December 31, 2008, was $791,000 compared to an income tax benefit of $534,000 in 2007. As of December 31, 2008, the Bank had deferred tax assets, which included net operating loss carryforwards, of $1,325,000. We believe the Bank will be able to realize the benefit of the net operating loss carryforwards, but this benefit is dependent on our ability to generate future taxable earnings. The income tax benefit for the first six months of 2009 was $204,000.

Balance Sheet Review

General. At June 30, 2009, we had total assets of $63.8 million, consisting principally of $38.4 million in loans (net of allowance of $512,000), $9.6 million in securities, $8.7 million in federal funds sold and interest-bearing bank deposits and $2.9 million in cash and due from banks. Our liabilities at June 30, 2009 totaled $53.2 million, consisting principally of $47.3 million in deposits, and $5.0 million in Federal Home Loan Bank Advances. At June 30, 2009, our shareholders’ equity was $10.8 million.

At December 31, 2008, we had total assets of $47.9 million, consisting principally of $27.6 million in loans (net of allowance of $846,000), $12.4 million in securities, $3.5 million in federal funds sold and interest-bearing deposits in banks and $1.0 million in cash and due from banks. Our liabilities at December 31, 2008 totaled $36.6 million, consisting principally of $30.5 million in deposits and $5.0 million of FHLB Adv. At December 31, 2008, our shareholders’ equity was $11.2 million.

At December 31, 2007, our total assets were $24.2 million, consisting principally of $3.8 million in loans (net of allowance of $72,000), $6.4 million in securities, $10.6 million in federal funds sold and $0.9 million in cash and due from banks. Our liabilities at December 31, 2007 totaled $11.8 million, comprised principally of $11.6 million in deposits. At December 31, 2007, our shareholders’ equity was $12.4 million.

Federal Funds Sold. Management invests in federal funds sold as a tool to ensure that funds are readily available to fund the growth in our loan portfolio. Federal funds sold at June 30, 2009, December 31, 2008 and December 31, 2007 were $8.7 million, $3.5 million and $10.6 million respectively.

Securities Portfolio. Our securities portfolio is managed by our Chief Executive Officer in accordance with a written investment policy established by the Board of Directors that addresses strategies, types and levels of permitted investments. At December 31, 2008, our securities portfolio was $12.4 million, or 33.9% of total assets. At December 31, 2007, our securities portfolio was $6.4 million, or 26.4% of total assets. At June 30, 2009, our securities portfolio equaled $9.6 million, or 15.0% of total assets. Our investment portfolio is comprised of U.S. government agency obligations and mortgage-backed securities.

We have the ability to classify securities as available for sale or held to maturity based upon our intent and ability to hold such securities. At June 30, 2009, December 31, 2008 and December 31, 2007, all of our investments were classified as available for sale. Securities available for sale include debt and equity securities that are held for an indefinite period of time and are not intended to be held to maturity. Securities available for sale include securities that we intend to use as part of our overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other factors related thereto. Securities available for sale are carried at fair value, and unrealized gains and losses net of related tax effects on such securities are included in stockholders’ equity. Upon realization, such gains and losses will be included in our operations.

The following table sets forth the carrying value, and the fair value, of our securities portfolio for the periods specified (in thousands):

At June 30, 2009	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. government agency securities	$1,000	$12	$0	$1,012
Mortgage-backed securities	6,550	126	(14)	6,662
Corporate Securities	$2,014	$0	$(72)	$1,942

Total	9,564	138	(86)	9,616

At December 31, 2008	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. government agency securities	$1,500	$24	$2	$1,526
Mortgage-backed securities	10,626	258	(32)	10,852
Total	$12,126	$282	$(30)	$12,378

At December 31, 2007	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. government agency securities	$1,000	$17	$0	$1,017
Mortgage-backed securities	5,356	0	(9)	5,347
Total	$6,356	$17	$(9)	$6,364

Loan Portfolio

General. Commercial real estate loans comprise the largest group of loans in our portfolio. At June 30, 2009, commercial real estate loans totaled $16.3 million, or 42.1% of the total loan portfolio. Commercial loans, totaled $5.2 million, or 13.4% of the entire portfolio. Residential loans totaled $5.3 million, or 13.7% of the loan portfolio and construction loans totaled $6.9 million, or 17.6% of the total portfolio. Consumer loans totaled $1.8 million or 4.7% of the total loan portfolio and HELOC loans totaled $3.3 million or 8.5% of the total loan portfolio.

As of December 31, 2008, commercial real estate loans amounted to $16.2 million, or 56.8% of the total loan portfolio. Commercial loans comprised the next largest group of loans in our loan portfolio, amounting to $5.0 million, or 17.5% of the total loan portfolio. Residential real estate loans amounted to $3.2 million or 11.2% of the total loan portfolio. Consumer loans amounted to $2.3 million or 8.1% of the total portfolio. All other loans amounted to $1.8 million, or 6.4% of the total loan portfolio.

The following table sets forth the composition of our loan portfolio (dollars in thousands):

	At		At		At
	June 30, 2009		December 31, 2008		December 31, 2007
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial real estate	$16,349	41.0%	$16,232	56.8%	$2,699	69.28%
Commercial	5,192	21.7	5,010	17.5	669	17.17
Residential real estate	5,310	16.6	3,197	11.2	73	1.87
Consumer	1,832	1.9	2,312	8.1	384	9.86
Construction	6,857	10.6	0	0	0	0
Home equity	3,340	8.2	1,752	6.4	71	1.82

Total loans	38,880	100.0%	28,503	100.0%	3,896	100.0%

Allowance for loan losses	$(512)		$(846)		$(72)
Deferred loan costs, net	(71)		(16)		(14)

Loans, net	$38,297		$27,641		$3,810

Allowance for Loan Losses. We must maintain an adequate allowance for loan losses (“ALLL”) based on a comprehensive methodology that assesses the probable losses inherent in our loan portfolio. We maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading with a further evaluation of various quantitative and qualitative factors noted above.

We periodically review the assumptions and formulas by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above. The methodology is presented to and approved by the Board of Directors. Future additional provisions to the loan loss reserves may be made as appropriate as new loans are identified or as existing loans may deteriorate.

All adversely classified loans are carefully evaluated for losses or potential loss exposure. The evaluation occurs at the time the loan is classified and on a regular basis thereafter (at least quarterly). This evaluation is documented in a problem asset status report relating to a specific loan or relationship. Specific allocation of reserves considers the value of the collateral, the financial condition of the borrower, and industry and current economic trends. We review the collateral value, cash flow, and tertiary support on each classified credit. Any deficiency outlined by a real estate collateral evaluation liquidation analysis, or cash flow shortfall is accounted for through a specific allocation reserve calculation for the loan.

We also perform a portfolio segmentation based on risk grading. Loans are rated into different categories, with a percentage of the portfolio, based on grade, allocated to the allowance. The loss factors for each risk grade are determined by management based on management’s overall assessment of the overall credit quality at month end taking into account various quantitative and qualitative factors such as trends of past due and non-accrual loans, asset classifications, loan grades, collateral value, historical loss experience and economic conditions.

The following table sets forth information with respect to activity in the allowance for loan losses for the quarter ended June 30, 2009, the year ended December 31, 2008 and the year ended December 31, 2007 (dollars in thousands).

	Six Months Ended June 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Average loans outstanding	$34,322	$25,583	$2,580
Allowance at beginning of period	$846	$72	$0

Provision for loan losses	229	794	72
Charge offs	(572)	(35)	-
Recoveries	9	15
Allowance at end of period	$512	$846	$72
Allowance as a percent of total loans	1.32%	2.97%	1.85%
Total loans at end of period	$38,880	$28,503	$3,896

While management believes our allowance for loan losses is adequate as of June 30, 2009, future adjustments to our allowance may be necessary if economic conditions differ substantially from the assumptions used in making the determination.

Deposits and Other Sources of Funds

General. In addition to deposits, the sources of funds available for lending and for other business purposes include loan repayments and principal repayments on securities. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money-market conditions. Borrowings, as well as available lines of credit, may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels.

Deposits. Deposits are attracted principally from within our primary service area, Leon County, Florida. We offer a wide selection of deposit instruments including:

•	demand deposit accounts;
•	NOW accounts;
•	money-market accounts;
•	regular savings accounts;
•	certificate accounts; and
•	retirement savings plan (such as IRA accounts).

Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. We emphasize commercial banking relationships in an effort to increase demand deposits as a percentage of total deposits.

Deposit interest rates are set weekly by management, based on a review of loan demand, deposit flows for the previous week and a survey of rates among competitors and other financial institutions in Florida.

The amounts of each of the following categories of deposits, at June 30, 2009, December 31, 2008 and December 31, 2007, are as follows (dollars in thousands):

	At June 30, 2009	At December 31, 2008	At December 31, 2007

Noninterest-bearing demand deposits	$7,011	$6,916	$3,402
Interest-bearing demand deposits and savings deposits	10,142	8,445	6,189
Time deposits	29,948	15,097	2,029
Total deposits	$47,101	$30,458	$11,620

The following table sets forth the maturities of our time deposits of $100,000 or more by category at June 30, 2009, December 31, 2008 and 2007 (dollars in thousands):

	At June 30, 2009	At December 31, 2008	At December 31, 2007

Three months or less	$3,268	$4,477	$0
Over three months through one year	19,218	7,766	1,365
One year through three years	2,000	252	0
Over three years	0	0	0

Total	$24,486	$12,495	$1,365

Liquidity

Our liquidity management objectives are to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. Our primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the Federal Home Loan Bank (“FHLB”). We also have “Fed Funds” lines of credit extended by our correspondent banks to utilize for overnight cash flow needs. Our liquidity is expected to increase due to the net proceeds of this offering.

Our management monitors our liquidity position on an on-going basis and reports regularly to our Board of Directors the level of liquidity compared to minimum levels established by Board policy. As of June 30, 2009 and December 31, 2008, our level of liquidity was in excess of the minimum established by Board policy.

We believe that we have sufficient liquidity to meet our loan commitments as well as fluctuations in deposits. As of June 30, 2009, we had commitments to fund approximately $7.3 million in loans. At that same date, we had certificates of deposit totaling approximately $22.5 million maturing within one year. We are not currently aware of any demands, trends, commitments or events that would result in our inability to meet anticipated or unexpected liquidity needs, and we believe that we can adequately satisfy all of our commitments.

Federal Home Loan Bank Advances

Deposits are the primary source of funds for our lending and investment activities and for our general business purposes. We have the ability to use advances from the FHLB to supplement our funds and to meet deposit withdrawal requirements. The FHLB provides various forms of advances, or secured credit, for member financial institutions. As a member of the FHLB, we are required to own capital stock in such correspondent bank and we are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities that are obligations of, or guaranteed by, the U.S. Government and government agencies), subject to certain creditworthiness standards. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit.

At June 30, 2009 we had $5.0 million in outstanding FHLB advances that were secured by $750,000 in cash and $4.8 million in mortgage-backed securities.

We maintain a liquidity reserve, which may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities. Our liquidity ratio at June 30, 2009 was 40.4%, compared with 46.6% at December 31, 2008, and 131.1% at December 31, 2007.

Capital Resources

We are subject to regulatory capital requirements imposed by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by banking regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and percentages (set forth in the table below) of regulatory capital as defined in the regulations. Our FDIC approval order requires us to maintain an 8% Tier 1 capital to asset ratio and a 10% total risk based capital ratio for three years following our opening, or until September 5, 2010. As of June 30, 2009, December 31, 2008 and December 31, 2007, the Bank met all capital adequacy requirements to which it is subject and was considered to be “well capitalized” under the applicable regulatory definition.

	Actual		Minimum(1)		Well Capitalized(2)
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
As of June 30, 2009:
Total Capital (to risk-weighted assets)	$11,205	23.91%	$3,749	8.0%	$4,687	10.0%
Tier 1 Capital (to risk-weighted assets)	$10,754	22.95%	$1,875	4.0%	$2,812	6.0%
Tier 1 Capital (to total assets)	$10,754	16.72%	$2,572	4.0%	$3,215	5.0%
As of December 31, 2008:
Total Capital (to risk-weighted assets)	$11,661	35.01%	$2,665	8.0%	$3,185	10.0%
Tier 1 Capital (to risk-weighted assets)	$11,244	33.76%	$1,332	4.0%	$1,911	6.0%
Tier 1 Capital (to total assets)	$11,244	23.95%	$1,913	4.0%	$2,338	5.0%
As of December 31, 2007:
Total Capital (to risk-weighted assets)	$12,471	128.36%	$777	8.0%	$820	10.0%
Tier 1 Capital (to risk-weighted assets)	$12,399	127.62%	$499	4.0%	$492	6.0%
Tier 1 Capital (to total assets)	$12,471	51.44%	$967	4.0%	$994	5.0%

(1)	To be considered “adequately capitalized” under the FDIC’s Prompt Corrective Action regulations.
(2)	To be considered “well capitalized” under the FDIC’s Prompt Corrective Action regulations.

Interest Rate Sensitivity Management

As part of our asset and liability management, we have emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to manage our earnings. These processes and procedures provide us with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines, which should result in tighter controls and less exposure to interest-rate risk.

A principal objective of our asset/liability management policy is to minimize the sensitivity of our earnings and the economic values of our equity to changes in interest rates. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring our interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate sensitive assets/rate sensitive liabilities. A gap ratio of one to one represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of our operations, we monitor asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (a) emphasizing the origination of adjustable rate loans; (b) maintaining a stable core deposit base; and (c) maintaining a significant portion of liquid assets (cash and short-term securities). As of June 30, 2009, we were liability sensitive in that we had more liabilities subject to repricing than we had assets subject to repricing.

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at June 30, 2009, which are estimated to mature or are scheduled to reprice within the periods shown (dollars in thousands):

Cumulative Gap

	0-90 Day	0-180 Day	0-365 Day	0-2 Year	0-5 Year	Total Institution
ASSETS:
Overnight Funds	$8,711	$8,711	$8,711	$8,711	$8,711	$8,711
Investments(1)	2,413	3,323	4,585	6,179	9,856	9,926
Net Loans(2)	18,686	20,276	23,701	28,087	37,938	38,368
Other Assets	0	0	0	0	0	6,781
Total Assets	29,810	32,310	36,997	42,977	56,505	63,786

LIABILITIES:
Fed Funds Purchased	0	0	0	0	14,530	0
Non Maturity Deposits	10,535	10,754	11,192	12,069	14,698	17,327
Certificates of Deposit	4,107	5,246	27,705	29,950	29,662	29,048
Borrowings(3)	761	2,761	2,761	2,761	2,761	5,761
Other Liabilities	0	0	0	0	0	164
Equity Capital	0	0	0	0	0	10,754
Total Liabilities and Equity	15,403	18,761	41,659	44,779	47,253	63,786

SUMMARY GAP STATISTICS:
Assets – Liab GAP	$14,407	$13,549	$(4,662)	$(1,802)	$9,252	$0
RSA / RSL (ratio)	1.94	1.72	0.89	0.96	1.20	1.00
GAP / Assets (%)	22.93	21.56	-7.42	-2.87	14.50	0.00
Rate Sen Loans / Tot Loans (%)	49	54	63	74	99	100

(1)
Securities were scheduled based on their remaining maturity or repricing frequency. Fixed-rate mortgage-backed securities are scheduled ratably over nine years. Includes FHLB stock grouped in over five years.

(2)
In preparing the table above, adjustable-rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans were scheduled according to their contractual maturities.

(3)	Federal Home Loan Bank advances with call features are scheduled based on call dates.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest-rate risk inherent in loan and deposit taking activities. To that end, we actively monitor and manage our interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, should also be considered.

Our primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest-rate risk. However, a sudden or substantial increase in interest rates may adversely impact our earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include commitments to extend credit, unfunded lines of credit and standby letters of credit. The Bank uses these financial instruments to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any accounting losses that would have a material effect on the Bank.

A summary of the amounts of the Bank’s financial instruments, with off-balance sheet risk at June 30, 2009 and at December 31, 2008 (dollars in thousands) are as follows:

	As of June 30, 2009	As of December 31, 2008

Commitments to extend credit	$7,026	$2,064
Unfunded lines of credit	$278	$326
Standby letters of credit	$0	$0

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters-of-credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party and to support private borrowing arrangements. Essentially, all letters-of-credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending credit. The Bank may hold collateral supporting those commitments.

In general, loan commitments and letters of credit are made on the same terms, including with respect to collateral, as outstanding loans. Each customer’s creditworthiness and the collateral required are evaluated on a case-by-case basis.
Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires the measurement of our financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same magnitude as the prices of goods and services, because such prices are affected by inflation to a larger extent than interest rates.

OUR BUSINESS

General

Pro Financial Holdings and Pro Bank were formed by a group of Tallahassee business leaders, physicians, bank executives and community leaders who identified a need for a locally owned community bank. The Bank opened for business on September 5, 2007 at its North Monroe office opened its Martin Luther King branch office in October, 2008, and opened its Killearn Lakes Office in June 2009.

Operating and Business Strategy:

We are a full-service community bank, with local leadership and local decision making. Our directors, officers and employees place an emphasis on relationship banking, focusing on individuals and small and medium-sized businesses that are looking for a more responsive banking environment. Business development efforts focus primarily on small businesses engaged in the real estate, legal, retail, accounting, manufacturing and medical fields. We distinguish ourselves from our competitors through a high level of customer service and by delivering products that we believe are competitive and that meet the needs of our customers.

Our business strategy is to be among the outstanding financial institutions in the communities we serve by providing a high level of personalized service, competitive banking products, a challenging and rewarding work environment for our staff, and attractive and convenient banking offices. We intend to continue to expand our business through internal growth, as well as selective geographic expansion, while maintaining strong asset quality and profitability. Our business strategy incorporates the following elements:

•
Capitalizing on customer dissatisfaction relating to recent and ongoing consolidation of banks in our market area into regional and national financial institutions. Additionally, certain regional banks in our market area have experienced turmoil that has resulted in decreased customer service to business and consumers in our market. As an independent community-based banking organization, we believe we can compete effectively by providing a higher level of personalized service to our customers.

•	Maintaining excellent asset quality by adhering to stringent underwriting standards and policies.

•	Recruiting bankers with experience in, and knowledge of, our markets who have been displaced or have grown dissatisfied as a result of the consolidation or turmoil within the banking industry.

•	Expanding our market area by establishing new branches in communities that present attractive growth opportunities within Leon County and select contiguous markets.

•
Achieving and maintaining profitability on a sustained basis. As a relatively new bank, we have incurred costs associated with starting and growing our business, including opening two branches and hiring new personnel. Although we expect to continue to incur expenses related to growing our business, we are focused on becoming profitable on a sustained basis.

•	Achieving an optimal level of low-cost funding. In order to sustain our projected asset growth, we are committed to achieving an optimal level of retail deposits that will minimize our funding costs.

•	Establishing significant brand recognition in our market area through extensive community and local business involvement of our management and directors.

While not a core of our business strategy, we may pursue opportunities to acquire select branch locations (with or without deposits) and select whole bank acquisitions or mergers, although we are not currently engaged in any negotiations or material discussions regarding any such acquisitions.

Market Area and Competition

Primary Market Area

Our primary market consists of an area extending out 5 miles from our main office. Our expanded market area consists of the Florida counties of Leon, Gadsden, Wakulla and Jefferson. Tallahassee, the capital of Florida is the primary residential and commercial community located in the center of these counties. Public infrastructure and civic amenities, development incentives, and other initiatives have produced an atmosphere that we believe is investor and user-friendly, fostering the area’s surge in growth.

Market Area and Competition

Tallahassee is Florida’s capital city and is the primary residential and commercial center located in the central part of Leon County, Florida. As the state capital with two major universities, Tallahassee provides residents and businesses with a generally solid economy while enjoying a comparatively low unemployment rate. Tallahassee’s busiest months occur in March and April, when the Legislature is in session and the college students are finishing up their spring semester.

In the last few years, Tallahassee’s downtown area has seen resurgence. The Tallahassee Downtown Improvement Authority and the City of Tallahassee have been implementing a redevelopment strategy to encourage the retail sector to invest in the downtown area. Public infrastructure and civic amenities, development incentives, and other techniques have produced an atmosphere that is investor and user-friendly, fostering the area’s surge in development. According to local market experts, new residential growth, while slowed because of the downturn in the economy, is occurring throughout the downtown area largely in the form of high-rise condominiums with first floor retail space.

The bank’s main office and Martin Luther King branch are strategically located on high traffic corridors near the Tallahassee downtown area. These locations have exposure to high traffic volumes from residents and retail shoppers who live and work in the downtown area. The bank’s Killearn Lakes Office is located in the primary neighborhood business center in the highly populated Killearn Lakes development.

In 2009, ESRI Business Solutions reports that 172,518 people resided within our primary service area. From 2009 to 2014, the primary service area’s population is expected to grow 1.05 percent per year or increase by 9,238 residents, reaching 181,756 residents in 2014. In comparison, Leon County is growing at a faster rate than the primary service area. In 2009, Leon County’s population totaled 270,961. From 2009 to 2014, the county’s population is projected to grow 1.28 percent per year for a total gain of 17,748 residents.

Median age data reflects the slightly youthful nature of the Tallahassee market. The 2009 median age for the Tallahassee area was 27.8 only slightly younger than that of Leon County as a whole which is 31.1. This trend in youthful nature is driven primarily by the fact that Tallahassee is a college town. Examination of the income distribution for the bank’s market area reveals that 10.7 percent of consumers living in the Tallahassee area enjoy household income of $100,000 or more. Another 28.5 percent enjoy household incomes between $50,000 and $100,000. An additional 25.9 percent of Leon County households have incomes between $25,000 and $50,000. The Leon County market has a high proportion of white collar professionals. Close to three quarters of Leon County employees, 73.2 percent, work in a white collar job. A little more than a tenth, 10.4 percent, of Leon County employees work in a blue collar occupation.

Leon County enjoys a moderately low unemployment rate, when compared to the State of Florida and the nation as a whole. As of 2009, the unemployment rate for Leon County was 7.6 percent, lower than the statewide rate of 10.6 percent and the national average of 9.5 percent. The presence of the state government and the several universities contribute to this relatively stable employment condition and lower unemployment rate. The increase in unemployment for the county corresponds with the increase in unemployment for the state as a whole.

Leon County is a regional center for trade and agriculture, and is served by Tallahassee Regional Airport. Tallahassee is the home of Florida State University, Florida A&M University, Tallahassee Community College and branches of Barry University, and Flagler College. The Florida State University - Florida A&M University College of Engineering is a joint project of the two institutions from which its name is derived. Two technical schools are located in Leon County: Lively Technical Center and Keiser College. In addition to the universities and colleges, Leon County’s major non-private employers are the State of Florida, Leon County Schools, the City of Tallahassee, and Leon County.

With one of the fastest growing manufacturing and high tech economies in Florida, according to the Economic Development Council of Tallahassee/Leon County, its major private employers include a General Dynamics Land Systems manufacturing facility (military and combat applications), Elbit Systems of America, Tallahassee Operations (a military communications manufacturing firm owned by Elbit Systems, Ltd., in Israel) and the manufacturing headquarters for Danfoss Turbocor (a manufacturer of oil-free high efficiency compressors). It is also home for the Figg Engineering Group, a nationally recognized bridge engineering firm, the Municipal Code Corporation, which specializes in the publication of municipal and county legal references, and a number of national law firms, lobbying organizations, trade associations and professional associations. Other major private employers include Publix Supermarkets, Terminal Services Co. and Capital City Bank Group, Inc.

In 2009, a little over half of Leon County’s residents (51.2) worked in the services sector of the economy. Public administration ranks as the second largest employment segment, accounting for almost 20 percent of the County’s total employment.

EMPLOYED POPULATION BY INDUSTRY
INDUSTRY	PERCENT OF POPULATION LEON COUNTY
Services	51.2
Public Administration	19.8
Retail Trade	10.7
Finance/Insurance/Real Estate	5.6
Construction	5.3
Transportation/Utilities	2.1
Manufacturing	1.6
Wholesale Trade	1.2
Agriculture/Mining	0.4

Financial institutions primarily compete with one another for deposits. In turn, a bank’s deposit base directly affects such bank’s loan activities and general growth. Primary methods of competition include interest rates on deposits and loans, service charges on deposit accounts and the availability of unique financial services products. We compete with financial institutions which have much greater financial resources than us, and which may be able to offer more services, unique services and possibly better terms to their customers. We, however, believe that we can attract sufficient deposits to enable us to compete effectively with other area financial institutions.

We also compete with existing area financial institutions other than commercial banks and savings and loan associations, including insurance companies, consumer finance companies, brokerage houses, credit unions and other business entities which target traditional banking markets. Due to the expected future growth of the Tallahassee area, it can be anticipated that additional competition will continue from new entrants to the market.

Competition

Competition among financial institutions in our primary market area is intense. There are 29 commercial banks and savings associations with a total of 111 branches located in Leon, Gadsden, Jefferson and Wakulla counties. At least 9 of these institutions are affiliated with major holding companies. According to the FDIC, as of June 30, 2008, there was a total deposit base of approximately $5.1 billion in these four counties. The total deposit base increased approximately $2.0 billion from 2000 to 2008 which represents an increase of 64.5%.

Lending Activities

General

We consider the maintenance of a well-underwritten and diversified loan portfolio to be a prudent and profitable method of employing funds raised through deposits. Our objective is to maintain a high quality, diversified credit portfolio consisting of commercial loans, consumer loans and mortgage loans. We do not originate subprime or speculative-type loans due to the high risk involved in those types of loans. We offer loan products and programs that we believe are responsive to the business community’s financial requirements. Our borrowers are generally located within our primary market area, with a small portion of our lending business occurring in neighboring counties. As of June 30, 2009, our loan portfolio was composed of:

Type of Loan	% of Total Loan Portfolio

Commercial real estate	41.0%
Commercial	21.7
Residential real estate	16.6
Consumer	1.9
Construction	10.6
Home equity	8.2
100.0%

Loan Approval and Review

Loan approval policies have been established to provide our lenders with the discretion necessary to accomplish our lending objectives while assuring compliance with banking regulations. Our Board’s Loan Committee is responsible for ensuring the soundness of the Bank’s credit policy, adherence to lending policies and compliance with applicable laws, rules and regulations. To fulfill these responsibilities, the Loan Committee reviews the adequacy of the Bank’s credit policy on at least an annual basis, regularly reviews all large loan applications, and monitors the performance of the loan portfolio on an ongoing basis.

Lending Limits and Loan Approval Authority

Our loan activities are subject to a variety of lending limits imposed by state and federal law. In general, the Bank is subject to a legal limit on secured loans to a single borrower equal to 25% of the Bank’s capital accounts. As of June 30, 2009, this lending limit was approximately $2.4 million. Different limits may also apply based on the type of loan or the nature of the borrower, including the borrower’s relationship to the Bank. These limits increase or decrease as our capital increases or decreases. Unless the Bank is able to sell participations in loans to other financial institutions, the Bank will not be able to meet the continuing credit needs of customers requiring aggregate extensions of credit above these limits.

Our Board of Directors approves all loans made to Bank insiders. The full Board and its Loan Committee have loan approval authority up to our legal lending limit. Certain of our lending officers, including our Chief Executive Officer Bryan Robinson, and our Chief Lending Officer Erin Sjostrom, have individual lending limits of up to $125,000 on a secured basis.

Credit Risk

The principal credit risk associated with each category of loans is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic and real estate conditions and the strength of the manufacturing, services, and retail market segments. General economic factors affecting a borrower’s ability to repay include interest, inflation, and employment rates and the strength of the local and national economy, as well as other factors affecting a borrower’s customers, suppliers, and employees.

Commercial Real Estate Loans

We originate mortgage loans for the acquisition and refinancing of commercial real estate properties. As of June 30, 2009, $16.4 million, or 41.0%, of our total loan portfolio consisted of loans secured by commercial real estate properties. The majority of our commercial real estate loans are secured by developed and undeveloped land, office buildings, manufacturing facilities, distribution/warehouse facilities and retail centers, which are generally located in our local market area.

 Our commercial real estate loans generally have terms of five to seven years, although payments may be amortized over 20 years. These commercial real estate loans include various types of loans secured by nonresidential commercial real estate. Inherent in commercial real estate loans’ credit risk is the risk that the primary source of repayment, the operating company, will be insufficient to service the debt. If a real estate loan is in default, we also run the risk that the value of a commercial real estate loan’s secured real estate will decrease, and thereby be insufficient to satisfy the loan. To mitigate these risks, we evaluate each borrower on an individual basis and attempt to determine its business risks and credit profile.

We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio is established by independent appraisals. Appraisals are performed by an independent appraiser designated by us, and all appraisals are reviewed by our management team. We consider the quality and location of the real estate, the credit of the borrower, the cash flow of the project and the quality of management involved with the property. As of June 30, 2009, 19.1% of our commercial real estate loans were secured by owner-occupied property.

Loan-to-value ratios on our commercial real estate loans vary by collateral type. The policy maximum loan-to-value ratio of any one commercial real estate loan is 80%. As part of the criteria for underwriting commercial real estate loans, we generally impose a debt coverage ratio (the ratio of net operating income before payment of debt service compared to debt service) of not less than 1.0. It is also our general practice to obtain personal guarantees from the principals of our corporate borrowers on our commercial real estate loans.

Loans secured by commercial real estate typically have higher balances and are more difficult to evaluate and monitor and, therefore, involve a greater degree of credit risk than other types of loans. If the estimate of value proves to be inaccurate, the property may not provide us with full repayment in the event of default and foreclosure. Because payments on these loans are often dependent on the successful development, operation and management of the properties, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. We seek to minimize these risks by limiting the maximum loan-to-value ratio and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. As of June 30, 2009, our largest commercial real estate loan was $2.0 million, secured by a first mortgage on an office building.

On a case-by-case basis, we may also require borrowers to establish interest reserves with loan proceeds to ensure timely payment of interest. In order to ensure secondary sources of repayment and liquidity, we typically review the personal financial statements of the principal owners and require their personal guarantees.

Commercial Loans

Part of our loan portfolio includes commercial loans to members of the business community in order to provide funds for such purposes as, among other things, financing inventory, accounts receivable, and/or business equipment. Risks of these types of loans include the general business conditions of the local economy and borrowers’ ability to conduct their businesses to generate sufficient profits to repay their loans under the agreed upon terms and conditions. Personal guarantees are typically obtained from the principals of business borrowers and third parties to support the borrowers’ ability to service the debt and reduce the risk of non-payment.

Commercial loans are either short term (one year or less) or intermediate term (three to five years) in nature and may be secured, unsecured or partially secured. Maturities are structured in relation to the economic purpose of the loan, conforming to the anticipated source of repayment. Interest rates are originated on a floating rate basis, typically tied to the prime rate. The basis upon which we set interest rates relative to the prime rate is based upon the risks inherent in the loan. Floors and pre-payment penalties are established whenever possible. In addition, we attempt to originate fee income on each loan closed.

Term loans are those having an anticipated final maturity of more than one year from the initial funding date. Amortization schedules on term loans which are secured by collateral other than real estate will typically reflect a complete payout within seven years of the funding date.

Demand notes are utilized in connection with certain secured commercial loan transactions where the nature of the transactions suggest that such structure is clearly preferable; however, term notes are utilized as a matter of routine.

The following types of loans are considered by the Bank, subject to adequate available resources to monitor and service such loans:

•	term loans secured by machinery and equipment (terms of such loans must be consistent with the purpose, cash flow capacity, and economic life of collateral); and

•
credit lines for short-term working capital requirements. Credit lines are typically subject to review at least annually and generally carry a requirement for a minimum 30 consecutive day annual payout period.

As of June 30, 2009, $5.2 million, or 21.7%, of our total loan portfolio consisted of commercial loans. The largest such loan was $500,000, to a local physician to purchase office equipment.

Residential Mortgage Loans

We offer mortgage loan programs to provide financing primarily for the acquisition or construction of single-family residences. All loans are structured with an amortization schedule not exceeding 30 years. Adjustable rate loans are maintained in our loan portfolio and fixed rate loans are sold in the secondary market, in order to generate fee income.

Normally, the loan-to-value ratio of each conventional mortgage that we make does not exceed 80%. However, we do participate with private mortgage insurance companies for the purpose of providing loans with a loan-to-value ratio of up to 90%. The risk of these loans include our ability to sell the loans to national investors, the frequency of interest rate changes, the financial stability of borrowers and the ability to liquidate foreclosed real estate to produce sufficient revenue to prevent a loss. As of June 30, 2009, $5.3 million, or 16.6%, of our total loan portfolio consisted of residential mortgage loans. The largest such loan was $500,000.

Consumer Loans

Consumer loans are made to individuals for household, family and personal expenditures. Consumer loans generally involve more risk than mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal. This risk is due to the potential for damage to the collateral or other loss of value and the fact that any remaining deficiency often does not warrant further collection efforts. The performance of a consumer loan also depends on the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Generally, consumer loans and non-real estate secured loans have a maturity of not longer than six years. The primary type of consumer lending is for the financing of boats and automobiles, personal lines of credit, home improvements and education. We also make loans secured by second mortgages on real estate and other collateral, as well as unsecured loans. As of June 30, 2009, $1.8 million, or 1.9%, of our total loan portfolio consisted of consumer loans.

Construction Loans

We offer loans to developers and to individuals to finance the costs of constructing houses and commercial properties. These loans typically are extended to customers with a history of satisfactory credit and successful experience in their line of business. Loan advance ratios typically include a hard cash equity requirement and preleasing for non-owner occupied real estate. As of June 30, 2009, $6.9 million, or 10.6%, of our total loan portfolio consisted of construction loans. The largest such loan was $1.5 million.

Home Equity Loans

We offer revolving lines of credit and closed end loans secured by second mortgages on individuals’ homes, primarily within our market area. We typically extend credit up to 80% of a home’s value and primarily underwrite these loans based on a borrower’s cash flow and creditworthiness. As of June 30, 2009, $3.3 million, or 8.2%, of our total loan portfolio consisted of home equity loans. The largest such loan was $450,000.

Deposit Services

We offer a broad range of interest bearing and non-interest bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with fixed and variable rates and a range of maturity date options. Our sources of deposits include residents, businesses and employees of businesses within our market area obtained through the personal solicitation of our officers and directors, direct-mail solicitation and advertisements published in the local media. We typically pay competitive interest rates on our time and savings deposits. In addition, we maintain a service charge fee schedule which is competitive with other financial institutions in our market area, covering such matters as maintenance fees on checking accounts, per-item processing fees on checking accounts and returned-check charges.

We attempt to compete aggressively for deposits in our primary market area. Among our product offerings are online business banking, checking accounts, cash management services, safe deposit boxes, direct deposit of payroll and social security checks, wire transfers, telephone banking and automatic drafts. Based on experience, our management believes these accounts and products are profitable when considering the entire potential customer relationship, which may include other deposit accounts, loans, and sources of fee income.

We occasionally offer certificate of deposit promotions designed to attract customers to whom we intend to cross-sell other services, including loan products. Our goal is to attract customers who will become permanent customers due to more responsive, more personalized, and faster service. We also seek to garner as much zero interest or low cost deposits as possible.

We offer a tiered, money market/savings product, whereby the Bank pays higher rates on higher-deposit balances. We believe this deposit vehicle permits the Bank to compete with money market mutual funds.

As of June 30, 2009, our deposit composition was:

Type of Deposit	% of Total Deposit Portfolio

Demand deposits and NOW accounts	20.4%
Savings accounts	0.7
Money Market Accounts	15.5
Time deposits less than $100,000	11.6
Time deposits greater than $100,000	51.8
100.0%

We also attempt to focus on relationship banking. Typically, customer relationships become more profitable as the number of services they utilize increases, and the balance in each individual account increases as the total number of accounts increase.

In 2008, the FDIC increased its deposit insurance coverage limits to $250,000 on most accounts. After December 31, 2013, this coverage limit will be reduced to $100,000 per account. Non-interest bearing transaction accounts, however, have been exempted from this limit until December 31, 2009. Through that date, all balances in such accounts are insured.

Investments

Investment securities also comprise a substantial portion of the Bank’s assets. We primarily invest in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States and obligations of agencies of the United States. In addition, we enter into federal funds transactions with our principal correspondent banks, and have primarily acted as a net seller of such funds. The sale of federal funds amounts to a short-term loan from us to another bank, usually overnight.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash management, loan, investment, borrowing and capital policies. Designated bank officers are responsible for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix, stability and leverage of all sources of funds while adhering to prudent banking practices. It is our overall philosophy to support asset growth primarily through growth of core deposits, which include deposits of all categories made by individuals, partnerships and corporations. We attempt to invest the largest portion of our assets in commercial, consumer and real estate loans.

Our asset/liability mix is monitored on a daily basis with a monthly report reflecting interest-sensitive assets and interest-sensitive liabilities being prepared and presented to our Board of Directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on our earnings.

Correspondent Banking

Correspondent banking involves the provision of services by one bank to another bank which cannot provide that service for itself from an economic or practical standpoint. The Bank purchases correspondent services offered by larger banks, including check collections, purchase and sale of federal funds, securities safekeeping, investment services, coin and currency supplies, over line or limit and liquidity loan participations and sales of loans to or participations with correspondent banks. As compensation for services provided by a correspondent, we occasionally maintain certain balances with such correspondents in non-interest bearing accounts.

Data Processing

We obtain data processing from an outside service bureau, from which we receive a full range of data processing services, including an automated general ledger, deposit accounting, commercial, real estate and installment loan processing, payroll, central information file, ATM processing, bill payment and internet services.

Properties

We lease our main office, our Martin Luther King Blvd. branch office and our Killearn Lakes Branch Office. The main office is located in a commercial area of North Monroe Avenue in Tallahassee, Florida and is approximately 8,000 square feet, with four teller stations, and one drive-through lane. This office includes both our deposit and our loan operations centers. The Martin Luther King branch is located at 1812 Martin Luther King Blvd in the Northwood Center in Tallahassee and is approximately 1377 square feet, with four teller stations and six drive-through lanes. The Killearn Lakes branch is located on Killearn Plaza Circle in the Killearn Lakes Plaza and is approximately 1617 square feet, with four teller stations and two drive through lanes.

Employees

As of June 30, 2009, we employed 24 full-time employees and 5 part-time employees. Our employees are not represented by any collective bargaining group. We believe that relations with our employees are good.

We maintain a comprehensive employee benefits program providing, among other group benefits, health insurance, long-term disability insurance, term life insurance, a 401(k) retirement savings plan and a stock option plan. We believe our employee benefits program is generally competitive with employee benefits provided by other financial services employers in our local market area.

Additional personnel will be hired as needed, including additional tellers and financial service representatives.

Legal Proceedings

Neither we nor any of our properties are subject to any material legal proceedings.

MANAGEMENT

The following sets forth the names of our directors and a brief description of their principal occupations and business experience, and certain other information. Also included is information related to Pro Financial’s non-director executive officer Erin B. Sjostrom.

Directors

Kathleen B. Atkins-Gunter. Mrs. Atkins-Gunter is 64 years old, and lives in Tallahassee with her husband Bill Gunter.  She has served on our Board of Directors since inception in 2006. She has been President of Atkins Management & Consulting, Inc., Tallahassee, Florida since 1998. She is currently President of Two Blondes Liquors & Gifts, L.L.C., Panacea, Florida, and is employed by Rogers, Gunter, Vaughn Insurance, Inc., Tallahassee, Florida as a Senior Consulting Specialist. Prior to forming Atkins Management & Consulting in 1998, she served as the Senior Vice President & Chief Operating Officer of Gulf Atlantic Insurance Company, Gulf Premium Finance Company, and Gulf Atlantic Insurance Services, Inc., all of Tallahassee, Florida. From 1970 to 1991 she was employed by Rogers-Atkins Insurance, Inc. serving as Executive Vice President of Operations. She served on the Board of Directors of First Bank of Tallahassee from 1995 to 1999 where she served a term as Vice Chairman of the Board. She has also served on the SouthTrust Bank Regional Advisory Board in Tallahassee. She currently serves as an officer, director or member of a number of local and statewide organizations, including the Florida State University Seminole Boosters Board of Directors, the Westcott Lakes At SouthWood Board of Directors, the Florida Association of Insurance Agents and the Florida Medical Malpractice Joint Underwriting.

Edward W. Dougherty, Jr. Mr. Dougherty is 52 years old, and lives in Tallahassee with his wife and three children.  He has served on our Board of Directors since inception in 2006. Since 1992, he has been a shareholder in the Igler & Dougherty law firm located in Tallahassee, Florida. He has represented financial institutions in complex financial transactions and regulatory matters and in the litigation of those issues arising out of those complex transactions and matters in court and in the administrative forum. He graduated from the University of Notre Dame with a Bachelor of Arts degree in 1978 and from Florida State University College of Law with a Juris Doctor degree (with honors) in 1981. He has practiced law in Tallahassee since being admitted to the Florida Bar in 1982.

Christopher E. Diamantis. Mr. Diamantis is 40 years old and lives in Tallahassee with his wife and two children.  He has served on our Board of Directors since April 2008. He has served as Chairman and Chief Executive Officer of Integrated Financial Settlements, Inc. (“IFS”) since 1992. IFS generates more than $100 million in annual revenue. IFS is the holding company for four structured settlement consulting firms which collectively originate approximately $2.1 billion in annual sales representing approximately 32% of market share in the structured settlement industry. He also serves as a director of the Gabor Agency, Inc., a 60-year-old Tallahassee company specializing in investment and insurance planning for public employers and universities. Mr. Diamantis graduated Cum Laude from Florida State University in 1990 with a B.S. degree in Finance. He is a Chartered Life Underwriter and a Certified Structured Settlement Consultant. He is a member of the Board of Governors of the FSU College of Business, a member of the Board of Directors and current President of the National Structured Settlements Trade Association, and a member of Citi Private Bank Client Advisory Board.

Javier I. Escobar, II, M.D. Dr. Escobar, is 40 years old, and lives in Tallahassee with his wife and four children.  He has served on our Board of Directors since inception in 2006. He has been the Medical Director Emergency Services at Tallahassee Memorial Hospital and the TMH Chest Pain Center since 2003. Prior to that he was an attending physician at the Bixler Emergency Center at the Tallahassee Memorial Hospital from 1999 to 2003. He is a Clinical Associate Professor at the Florida State University College of Medicine and the Medical Director of LifeNet Air Ambulance. He currently serves on several medical boards and committees in the state. He graduated from The University of California at Los Angeles in 1991 with a B.S. degree and from the University of Connecticut School of Medicine in 1995. He interned and completed his residency in Emergency Medicine and fellowship in Pediatric Emergency Medicine at the University of Florida Shands/Jacksonville, Florida.

Michael W. Forsthoefel, M.D. Dr. Forsthoefel is 53 years old, and lives in Tallahassee with his wife Jana Forsthoefel, M.D.  He has served on our Board of Directors since inception in 2006. and their eight children. He currently practices Internal Medicine with Southern Medical Group, P.A. where he has been a shareholder since 1983. He is a Clinical Assistant Professor at the Florida State University College of Medicine, where he received the Class of 2006 Outstanding Clinical Professor Award. He is a member of the Tallahassee Memorial HealthCare Board of Directors, is currently the Chairman of the Board, and is a member of the Board’s Executive Committee. He graduated from the University of Louisville in 1975 with Highest Distinction, and with a Bachelor of Arts in Chemistry. He received his Doctorate of Medicine, and his Master’s of Science in Biochemistry from the University of Louisville, School of Medicine in 1979. He completed his residency in Internal Medicine at the VA Medical Center, Emory University Affiliated Hospitals in Atlanta, Georgia in 1982. He received his Diplomat, Internal Medicine from the American Board of Internal Medicine in 1982, and added Qualifications in Geriatric Medicine in 2000. He has been a member of the Rotary Club of Tallahassee since 1986, where he has co-chaired the Rotary Ethics and Business Award committee for the last seven years since its inception. He has also served on several boards and committees in the Tallahassee medical community.

Roger K. Hobbs. Mr. Hobbs is 40 years old and has lived in Tallahassee since 1993 with his wife Denise and son Trevor.  He has served on our Board of Directors since inception in 2006. He has served as President and COO of The Twin Action Group since moving to Tallahassee in 1993. Twin Action owns the Cabot Lodge at Thomasville Road and a large amount of commercial and residential property in Northeast Tallahassee. He also is the President and Owner of RK Development of Tallahassee, Inc. who has and continues to play a major role in the final developments of Killearn Lakes and Golden Eagle. He enjoys his continued practice in philanthropy and vacationing when his time allows for it. He is a co-owner of Twin Action Realty, Inc., a Tallahassee area real estate brokerage firm. Roger is extremely proud to be a Co-Founder and current Co-Chairman of ProBank and Pro Financial Holdings, Inc. He is a current member of the Board of Directors of Seminole Boosters, Inc., and graduated from The University of Utah with a B.S. Degree in Economics in 1991.

Allen R. Moayad. Mr. Moayad is 46 years old and was born in Tehran, Iran. He lives in Tallahassee with his wife Patricia and their two children.  He has served on our Board of Directors since inception in 2006. Mr. Moayad left Iran when he was 12 years old to study in England. After attending boarding schools in England and graduating from Shiplake College Henley-On Thames, he came to the United States in 1981 to visit family, and decided to stay in Tallahassee to continue his education. He graduated from Tallahassee Community College with an AA degree in 1983 and from Florida State University in 1985 with a BS degree in communications. He graduated from the Thomas M. Cooley Law School, in 1989 with a Juris Doctor degree and was admitted to the Florida Bar in 1990. Mr. Moayad practiced law full time in Tallahassee from 1990 until 2002, when he elected to take sabbatical and attend to family and other personal business, which includes both real estate investments and international trading activities in the middle east. In September 2005 he formed the Genesis International Group, LLC of which he currently serves as President. He has maintained an “of counsel” relationship with the law firm of Igler & Dougherty, P.A. since June 2006.

Joseph P. Jones Mr. Jones is 40 years old and lives with his wife and son in Tallahassee.  He has served on our Board of Directors since April 2009. He is a Partner in the statewide law firm of Broad and Cassel and is a member of the firm’s real estate development and finance, banking and institutional lending, and special assets practice groups. Since joining Broad and Cassel, Mr. Jones has practiced in the areas of commercial real estate development and finance, securitized financing, institutional lending, commercial leasing, real property acquisitions and dispositions and condominium development. Mr. Jones represents local, regional and national developers of office, multifamily, commercial, condominium, retail and residential projects in transactions, development projects and complex financing. In addition, Mr. Jones also represents clients in portfolio and scattered site sales involving defeasance, assumption, corporate acquisition and debt restructuring issues involving takeovers, foreclosures and workouts. Prior to joining Broad and Cassel, Mr. Jones worked as a deputy sheriff and served in the United States Marine Corps. In his spare time, Mr. Jones is enjoys spending time with his family, is active in his church and coaches youth athletics.

Anuj “AJ” Patel  Mr. Patel is 26 years old and is a native of Tallahassee.  He has served on our Board of Directors since April 2009. He is the Chief Executive Officer of the PAT Group of Companies. The various companies manufacture tobacco products in 3 countries; import and manufacture marble and granite for commercial use; and export agricultural products, such as teakwood, from South America to the Middle East. Also, he and his family have investments in various full-service hotels and motels in Florida, New York and New Jersey. He is a part of a strong business network in the North Florida and South Georgia regions. He graduated from the University of Florida in 2003, with a B.S. Degree in Accounting. He has served on the ProBank Business Advisory Board since it inception, and serves on various charitable organization boards.

B. Bryan Robinson. Mr. Robinson is 53 years old, and lives in Tallahassee with his youngest son Brody. He has served on our Board of Directors since inception in 2006. Mr. Robinson has served in various positions in the banking industry during the past 29 years and from 2005 to 2006 he served as Senior Vice President and Chief Financial Officer of First Capital Bank in Marianna, Florida. Prior to that, he served as Executive Vice President and Chief Financial Officer of Premier Bank in Tallahassee, Florida from 1995 to 2005. He currently serves as the President and Chief Executive Officer of Pro Financial Holdings, Inc. as well as the President and Chief Executive Officer of ProBank. He is a graduate of Florida State University and holds a Bachelor of Science degree with a major in Accounting. He also received his Masters Degree in Banking from the LSU Masters School of Banking in November 2004. He has been a past member of the Tallahassee Builders Association and the Tallahassee Lions Club. Currently he is a member of the Tallahassee Elks Club, NEBA the North East Business Association in Tallahassee and the Chamber of Commerce of Tallahassee.

Peter S. Rosen. Mr. Rosen is 40 years old and has lived in Tallahassee since 1986.  He has served on our Board of Directors since inception in 2006. He has owned and operated Benchmark Construction Company since 1989. During that time the company built more than 100 homes ranging in price from $100,000 to $1.5 Million, as well as built and or renovated over 1,000,000 sq. ft. of commercial office space. He formed Cornerstone Realty in 1994 and currently serves as President and Broker of the company. He is currently the owner and developer of nine Tallahassee apartment and/or shopping center properties with a total value in excess of $75 Million. He was an organizing board member of ProBank and Pro Financial Holding Company. He is a Florida Certified Building Contractor and a Licensed Florida Real Estate Broker. He graduated from Florida State University in 1990 with a Bachelor of Science degree with a major in Real Estate and Business Administration and a minor in Finance.

James S. Sauls. Mr. Sauls is 40 years old and lives in Tallahassee with his wife Shannon and their two children.  He has served on our Board of Directors since inception in 2006. Mr. Sauls is a native of Tallahassee. He has served as the Managing Member of Benchmark Asset Management, LLC., d.b.a. Benchmark Property Management, LLC since July 2003. He previously served as a Managing Member of Benchmark Property Management, LLC from May 1999 to July 2003. He served as Vice-President and Chief Operating Officer of Coastal Property Services, Inc. in Tallahassee from 1990 to 1998. He is currently the Managing Member of SHS Maintenance, LLC, SHS Realty, LLC, and SHS Management, LLC. The main purpose of these companies is the operation of multi-family housing and real estate sales in Tallahassee, Florida. In addition, he is an owner and developer of several multi-family and other real estate projects located in the Tallahassee area. He graduated from Florida State University in 1994 with a B.S. degree in Accounting. He is a Florida Real Estate Broker, and he received his Community Association Managers License from the Florida Department of Professional Regulation in 2005.

Josh R. Simmons, M.D. Dr. Simmons is 33 years old, and lives in Tallahassee, where he was born, with his wife Dr. Kate Simmons, M.D.  He has served on our Board of Directors since inception in 2006. He has been employed by Bixler Emergency Center as an Emergency Medicine Physician at Tallahassee Memorial Hospital since 2004, following the completion of his residency in Emergency Medicine at the Carolinas Medical Center. He also serves as a Clinical Professor of Emergency Medicine at the Florida State University College of Medicine. He graduated from Stanford University with a B.S. Degree in 1997 and the University of Virginia School of Medicine in 2001.

Ernest Sims, III. Mr. Sims is 24 years old and is a resident of Tallahassee.  He has served on our Board of Directors since April 2008. He is a strong-side linebacker for the Detroit Lions. Mr. Sims attended North Florida Christian High School in Tallahassee, beginning his football career there by earning a varsity letter on the high school football team while only in the eighth grade. He led his team to four state championships from 1998-2001. Coming out of North Florida Christian High School Sims was considered by most college football publications to be one of the best high school football players, and the best linebacker, in the country. Rivals.com, a high school football recruiting service named Sims the number one overall high school football player in the country ahead of Reggie Bush. Sims chose to play for Florida State over Auburn, Florida, Georgia, Miami, Michigan, Oklahoma, Oregon, Tennessee, and Southern California. In 2003, as a true freshman at Florida State, Sims played in every single game. He finished ninth on the team in tackles and was one of the team’s top special team’s performers. In 2004, his sophomore year, Sims played in all 12 games. In 2004, Sims was named to the second All-ACC team and ESPN named Sims to their first team All-American team. Sims' had a productive junior year season, starting all 13 games, including the Orange Bowl. In January of 2006, Sims announced that he would forgo his senior season in lieu of entering the professional football draft. Sims was selected as ninth overall in the first round of the 2006 NFL Draft by the Detroit Lions.

David L. Tedrick, M.D. Dr. Tedrick is 62 years old, and lives in Tallahassee with his wife Margaret.  He has served on our Board of Directors since April 2009. They have two children; Daniel age 33, a corporate attorney in Charlotte and Jessica age 30, a homemaker in Jupiter Florida. They also have three grandchildren. His undergraduate degree is from Ohio University where he was elected to Phi Beta Kappa and Phi Kappa Psi honorary societies and was on the golf team for 3 years.  He attended medical school at the University of Cincinnati, College of Medicine and was elected to the Alpha Omega Alpha honorary society. Following that, he was at Emory University as an intern and resident in internal medicine, followed by a fellowship in cardiology.  He has been a practicing cardiologist in Tallahassee since 1977 and he currently practices with Southern Medical Group, P.A. He is a diplomat of the American Boards of Internal Medicine, Cardiovascular Diseases, and Interventional Cardiology. He also is a fellow of the American College of Cardiology. He currently practices interventional cardiology and is a member of the Tallahassee Research Institute, which is currently involved in multiple clinical cardiovascular research trials.

M. Stephen Turner. Mr. Turner is 67 years old, and lives with his wife in Tallahassee.  He has served on our Board of Directors since inception in 2006. He is the Managing Partner in the Tallahassee office of Broad and Cassel and has served on the Firm’s Executive Committee for 20 years. He serves on the Firm’s Appellate Practice and Governmental Relations Practice Groups. He graduated from Duke University in 1963 and from the University of Florida, College of Law in 1965. Before entering private practice, Mr. Turner served as a federal district court law clerk, an Air Force JAG officer, a Florida Special Assistant Attorney General, and an agency general counsel. Since entering private practice in 1972, Mr. Turner has represented corporate and local clients in state and federal trial courts, administrative proceedings, appellate courts, and arbitrations, and is a Master member of the Stafford American Inns of Court and the First District Court of Appeal Inns of Court. As appellate counsel, Mr. Turner has made numerous appearances before the Florida Supreme Court, Florida’s District Courts of Appeal, and the Eleventh Circuit U.S. Court of Appeals.

Non-Director Executive Officer

Erin B. Sjostrom. Mrs. Sjostrom is 43 years old, and lives in Tallahassee with her husband and two sons. She has been in the banking and the financial services fields for 16 years. Her experience has ranged from commercial and corporate lending to Credit Administration and Risk Management. She currently serves as the Executive Vice President for ProBank as the Senior Lender and Credit Administrator, where she is responsible for all aspects of lending and asset quality within the Bank. She previously served as the Director of the Florida Retirement System in the Department of Management Services, where she was responsible for the administration of the $100 billion trust fund and the fourth largest public pension plan in the United States. She earned her bachelor’s degree in management with a concentration in finance from Tulane University. She has been appointed by both Governors Jeb Bush and Charlie Crist for terms on the Florida Prepaid College Board, where she will serve until June 30, 2009. She is also a member of Leadership Tallahassee and Sunrise Rotary.

BENEFICIAL STOCK OWNERSHIP OF
DIRECTORS AND EXECUTIVE OFFICERS

The following table contains information regarding the current beneficial ownership of Pro Financial common stock of each director nominee as of the record date. To the best of our knowledge there are no shareholders who are beneficial owners of more than 5% of our common stock.

Name	Number of Shares(1)	Right to Acquire(2)	Percent of Ownership(3)

Kathleen B. Atkins-Gunter	5,000	7,667	0.94
Christopher E. Diamantis	40,000	40,333	5.84
Edward W. Dougherty, Jr.	20,000	22,667	3.14
Javier I. Escobar, II M.D.	51,000	53,667	7.54
Michael W. Forsthoefel, M.D.	20,000	22,667	3.14
Roger K. Hobbs	25,000	28,667	3.94
Allen R. Moayad	30,000	32,667	4.58
Joseph P. Jones	11,550	11,550	1.72
Anuj P. Patel	25,000	25,000	3.94
B. Bryan Robinson	10,000	15,000	1.85
Peter S. Rosen	45,840	49,173	6.87
James S. Sauls	52,000	54,667	7.53
Joshua R. Simmons, M.D.	21,500	24,167	3.36
Ernest Sims, III	25,000	25,333	3.94
David L. Tedrick, M.D.	25,000	25,000	3.94
M. Stephen Turner	22,000	24,667	3.43

Total (16 people)	428,890	462,558	49.60%

(1)	Includes shares for which the named person:
•	Has sole voting and investment power;
•	Has shared voting and investment power; or
•	Holds in an IRA or other retirement plan.
(2)	Includes warrants issued in the initial stock offering and stock options which may be exercised within 90 days of June 30, 2009.
(3)	Based on 1,334,840 shares outstanding and only the listed beneficial owner exercising his or her warrants and/or options.

EXECUTIVE COMPENSATION

Our executive compensation program is designed to:

➢	attract and retain qualified management;
➢	meet short-term financial goals; and
➢	enhance long-term shareholder value.

Pro Financial has no salaried employees however, Pro Financial reimburses ProBank for services which ProBank officers and employees provide from time-to-time to Pro Financial.

ProBank strives to pay each executive officer of the Bank a base salary that would be comparable with that which would typically be paid to a fully qualified officer holding a similar position in our market area. Our Board of Directors determines the level of base salary and any incentive bonus for the Chief Executive Officer and President and the other executive officers of the Bank based upon competitive norms, derived from surveys published by several independent banking institutes and private companies specializing in analysis of financial institutions. Such surveys provide information regarding compensation of financial institution officers and employees based on the size and geographic location of the financial institution and serve as a benchmark for determining executive salaries. Actual salary changes and discretionary bonus awards are based upon our Board of Directors’ evaluation of the Bank’s performance, the officer’s responsibilities, and individual performance standards.

Board Committee Interlocks and Insider Participation in Compensation Decisions

Our Chief Executive Officer and President Bryan Robinson, who is also the Chief Executive Officer and President of the Bank, serves as a member of both Boards of Directors. Mr. Robinson participated in the Board’s deliberations regarding executive compensation, but did not participate in any deliberations regarding his own compensation.

Summary Compensation Table

The Summary Compensation Table below shows compensation information regarding our Chief Executive Officer and President, and the Bank’s Executive Vice President and Senior Lender.

2008 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation(1)	Total

B. Bryan Robinson	2008	$129,808	$-0-	5,000	$16,737	$146,545
Pro Financial and the Bank	2007	$120,069	$-0-	None	$18,359	$138,428
CEO/President	2006	$51,192	$-0-	None	$5,586	$56,778

Erin B. Sjostrom (2)	2008	$114,231	$-0-	2,000	$19,119	$133,350
Pro Financial and Bank EVP	2007	$88,846	$-0-	None	$14,587	$103,433

(1)	Includes club dues, health and dental insurance, and car allowance.
(2)	Mrs. Sjostrom joined Pro Financial and the Bank organizers in April, 2007, therefore the compensation reported is only for a portion of 2007.

Stock Option Plans

General. Pro Financial Directors have adopted both the 2008 Employee Stock Option Plan and the 2008 Directors Stock Option Plan for its directors, executive officers or other employees. The plan was approved by a majority vote of our shareholders on April 24, 2008.

Both the Employee Stock Option Plan and the Directors Stock Option Plan provide us with the flexibility to grant the stock options described in this section to our key employees, officers, and non-employee directors in order to advance the interests of our company and our shareholders, and to encourage them to remain in our employ or service, as well as that of ProBank. Under the stock option plans, options to purchase up to 200,000 shares, but not more than 15% of the shares outstanding may be issued.

Administration. The Board of Directors administers the plans. The Board has the authority to grant awards under the plans, to determine the terms of each award, to interpret the provisions of the plans and to make all other determinations that they may deem necessary or advisable to administer the plans.

The plans permit the Board to grant stock options to eligible persons. Accordingly, the Board must determine, within the limits of the plan, the number of shares of our common stock subject to an option, to whom an option is granted and the exercise price and forfeiture or termination provisions of each option. A holder of a stock option granted under the plans generally would not be able to transfer the option during his or her lifetime.

Option Terms. The plans provide for incentive stock options and non-qualified stock options, however only our employees may receive incentive stock options. The Board must determine whether an option will be an incentive stock option or a non-qualified stock option when granting the option and the option will be evidenced by an agreement describing the material terms of the option.

The Board will determine the exercise price of an option. Under the plans the exercise price of an incentive stock option may not be less than the fair market value of our common stock on the date of the grant, or $10.00 whichever is greater, or less than 110% of the fair market value, or $11.00 whichever is greater, if the participant owns more than 10% of our outstanding common stock. The exercise price of non-qualified stock options would not be less than the fair market value of our common stock on the date of the grant, or $10.00 whichever is greater.

            The Board would also determine the term of an option. Under the plans the term of an incentive stock option or non-qualified stock option may not exceed ten years from the date of grant. Subject to any further limitations in the applicable agreement, if a participant's employment terminates, an incentive stock option will terminate and become non-exercisable no later than three months after the date of termination of employment. If, however, termination of employment is due to death or disability, one year will be substituted for the three-month period. Incentive stock options are also subject to the further restriction that the aggregate fair market value, determined as of the date of the grant, of our common stock as to which any incentive stock option first becomes exercisable in any calendar year is limited to $100,000 per recipient. If incentive stock options covering more than $100,000 worth of our common stock first become exercisable in any one calendar year, the excess will be non-qualified options. For purposes of determining which options, if any, have been granted in excess of the $100,000 limit, options will be considered to become exercisable in the order granted.

Change of Control. In the event of a change in control, any outstanding options under the plans would be fully vested, non-forfeitable, and become exercisable, as of the date of the change in control.

Termination of Options. The terms of particular options may provide that they terminate, among other reasons, upon the holder's termination of employment, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of Pro Financial. An agreement may provide that if the holder dies or becomes disabled, the holder's estate or personal representative may exercise the option. The Board may, within the terms of the plans and the applicable agreement, cancel, accelerate, pay or continue an option that would otherwise terminate for the reasons discussed above.

Reorganizations. The plans provide for an appropriate adjustment in the number and kind of shares subject to unexercised options in the event of any change in the outstanding shares of our common stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event.

Amendment and Termination of the Plans. Once adopted, the Board of Directors may at any time, and from time to time, modify or amend the plans in any respect; provided however, shareholder approval would be required for any such modification or amendments which:

(a)	increases the maximum number of shares for which options may be granted under the plan (subject, however, to the provisions of Section 13 hereof);

(b)	reduces the exercise price at which awards may be granted;

(c)	extends the period during which options may be granted or exercised beyond the times originally prescribed; or

(d)	changes the persons eligible to participate in the Plan.

DIRECTOR COMPENSATION

Neither Pro Financial nor the Bank paid any cash compensation to their directors in 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pro Financial does not make loans to its directors, executive officers, or employees. The Bank, however, does promote lending relationships with our directors, officers, and employees. Loans made to directors, executive officers, and principal shareholders, defined as individuals owning 10% or more of Pro Financial’s common stock (collectively, “Affiliates”) are governed under the provisions of Section 22(h) of the Federal Reserve Act, which requires that any loans made to Affiliates, or to any related interest of an Affiliate, must: (i) be on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with non-affiliated parties; and (ii) not involve more than the normal risk of repayment or present other unfavorable features. There is, however, an exception for loans made to employees who are Affiliates that are made pursuant to a benefit or compensation package that is widely available to all Bank employees and does not give a preference to Affiliates. There is also an aggregate limit of $25,000, or 5% of the amount of the Bank’s unimpaired capital and unimpaired surplus on all loans to an individual Affiliate, unless the amount has been approved by the Board of Directors and the Affiliate has abstained from participating in the voting.

There is a further exception regarding loans to executive officers of the Bank. Executive officers are those people who participate, or who have authority to participate, in major policy making functions of the Bank, regardless of their title. The Bank may lend any otherwise permissible sum of money to an executive officer for: (i) financing the education of the officer’s children; (ii) a first mortgage on the officer’s residence approved by the Board of Directors; or (iii) a loan secured by certain low-risk collateral. The Bank may also lend up to the higher of $25,000 or 2.5% of the Bank’s unimpaired capital and unimpaired surplus (but never more than $100,000) to an executive officer for any other purpose.

As of June 30, 2009, the Bank had an aggregate total of $5.7 million outstanding in loans and other extensions of credit to Affiliates representing 18.0% of total loans outstanding. All of the outstanding loans to directors and executive officers are performing pursuant to their terms.

DESCRIPTION OF SECURITIES

Pro Financial’s authorized capital stock consists of:

•	1,000,000 shares of preferred stock, of which 5,000 shares have been designated as Series A shares, none of which are outstanding; and

•	9,000,000 shares of common stock, par value $0.01 per share, of which 1,334,840 are presently issued and outstanding.

Common Stock

The holders of common stock are entitled to elect the members of Pro Financial’s Board of Directors and such holders are entitled to vote as one class on all matters required or permitted to be submitted to the shareholders of Pro Financial. No holder of the common stock has preemptive rights with respect to the issuance of shares of that or any other class of stock, and the holders of common stock are entitled to one vote per share and are not entitled to cumulative voting rights with respect to the election of directors.

The holders of common stock are entitled to dividends and other distributions if, as and when declared by the Board of Directors out of legally available assets. Upon the liquidation, dissolution or winding up of Pro Financial, the holder of each share of common stock will be entitled to share equally in the distribution of Pro Financial’s assets. The holders of common stock are not entitled to the benefit of any sinking fund provision. The shares of common stock of Pro Financial are not subject to any redemption provisions, nor are they convertible into any other security or property of Pro Financial. All shares of common stock outstanding upon completion of this offering will be fully paid and nonassessable.

Warrants

We issued warrants to purchase one share of common stock at an exercise price of $10.00 per share in our initial offering. The terms of the warrants are governed by the 2007 Warrant Plan a copy of which was filed with our Registration statement and a copy may be obtained by a request made to Mr. Robinson. The warrants are exercisable for the three-year period immediately following ProBank opening for business or until September 5, 2010. Our Board of Directors, however, may call the warrants upon 30 days written notice, after ProBank has been open for six months. In addition, the Board may extend the term of the warrants for up to six additional months. The Board of Directors called warrants representing 400,452 shares, pro rata, on June 25, 2009.

The warrants are transferable only:

➢	to a parent, sibling, spouse, child or grandchild of the warrant holder;
➢	to a pension or profit sharing plan of which the holder or holder’s spouse is a beneficiary;
➢	to a business entity or trust owned or controlled by the holder or holder’s spouse; or
➢	by a court order.

Preferred Stock

Our Articles of Incorporation also provides for the issuance of 1,000,000 shares of preferred stock.

A Series “A” Preferred Stock with the following designation, relative rights and preferences has been established by our board of directors:

1.      Designation. 5,000 shares of Series A Preferred Stock, $0.01 par value (hereinafter referred to as ASeries A Preferred Stock@). The Series A Preferred Stock ranks superior to the common stock of the Company with respect to the payment of dividends and the distribution of assets.

2.      Dividend Rights. Holders of shares of Series A Preferred Stock are entitled to receive dividends or other distributions when and as declared by the Board of Directors, out of funds legally available therefore.

3.      Liquidation Preference. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of Series A Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders, an amount equal to $100.00 per share, before any distribution can be made to holders of Common Stock of the Company.

4.      Redemption. The Company may redeem shares of Series A Preferred Stock at any time after issuance, at a redemption price of $100.00 per share. Notice of any redemption shall be given in person or by first class mail, postage prepaid, mailed not less than five days nor more than 30 days prior to the date fixed for redemption to the holders of record of the shares to be redeemed. After the date of redemption and notwithstanding the fact that any shares called for redemption shall not have been surrendered for cancellation, on and after such date the shares represented thereby called for redemption shall be deemed to be no longer outstanding, and all rights of the holders of such shares shall cease except for the right to receive the redemption value of the shares.

5.      No Voting Rights. Except as otherwise required by law, the holders of Series A Preferred Stock shall not be entitled to vote.

6.      Reacquired Shares. Shares of Series A Preferred Stock converted, redeemed, or otherwise purchased or acquired by the Company shall be restored to the status of authorized and unissued shares of preferred stock without designation as to series.

7.      No Sinking Fund. Shares of Series A Preferred Stock are not subject to the operation of a sinking fund.

There were no shares of preferred stock outstanding on June 30, 2009.

Acquisition Offers

Our Board of Directors, when evaluating any offer of another person or entity to: (i) make a tender or exchange offer for any equity security of Pro Financial; (ii) merge or consolidate Pro Financial with another corporation or entity; or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Pro Financial, shall, in connection with the exercise of its judgment in determining what is in the best interest of Pro Financial and its shareholders, give due consideration to all relevant factors, including, without limitation:

➢	the social and economic effect of acceptance of such offer on Pro Financial’s present and future customers and employees and those of its subsidiaries;
➢	the communities in which Pro Financial and its subsidiaries operate or are located;
➢	the ability of Pro Financial to fulfill its corporate objectives as a financial institution holding company; and
➢	the ability of its subsidiary financial institutions to fulfill the objectives of such institutions under applicable statutes and regulations.

ANTI-TAKEOVER PROVISIONS

General. The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of a Florida corporation such as Pro Financial. These provisions may discourage takeover attempts which have not been approved by the board of directors.  This could include takeover attempts that some shareholders would deem to be in their best interest. These provisions may:

o	Adversely affect the price that a potential purchaser would be willing to pay for our common stock;

o	Deprive you of the opportunity to obtain a takeover premium for your shares;

o	Make the removal of incumbent management more difficult;

o
Enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders; and

o	Potentially adversely affect the market price of the common stock.

The following summarizes some of the anti-takeover provisions contained in the Florida Business Corporation Act.

Authorized but Unissued Capital Stock. The authorized but unissued shares of our common and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common and preferred stock may enable our board of directors to issue shares of stock to persons friendly to existing management. Although the board of directors has no intention at the present time of doing so, it could issue common stock or a series of preferred stock that could, subject to certain limitations imposed by law or on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the common shareholders. Our board of directors will make any determination to issue common or preferred shares based on its judgment as to the best interests of Pro Financial.

Control Share Acquisitions. We are subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation's disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

o   Acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;

o  Acquisitions of shares possessing one-third or more but less than a majority of all voting power; or

o  Acquisitions of shares possessing a majority of more of all voting power.

Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transactions with Interested Shareholders. We are subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or super- majority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire Pro Financial.

INDEMNIFICATION

Our Articles of Incorporation provide for the indemnification of directors, officers, employees and agents to the maximum extent permitted by Federal and Florida law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which we are or ProBank is a party or of which any of our properties are subject; nor are there material proceedings known to us contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or affiliate or any proposed principal security holder of Pro Financial, or any associate of any of the foregoing is a party or has an interest adverse to Pro Financial or ProBank.

LEGAL MATTERS

Certain legal matters in connection with the shares of common stock and warrants offered have been passed upon for Pro Financial by Igler & Dougherty, P.A., 2457 Care Drive, Tallahassee, Florida 32308, counsel to Pro Financial.

EXPERTS

The financial statements of Pro Financial as of December 31, 2007 and December 31, 2008, and for the periods ended December 31, 2007 and December 31, 2008 included elsewhere in this Registration Statement have been included in reliance upon the reports of James D.A. Holley & Company P.A., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing matters.

ADDITIONAL INFORMATION

This prospectus constitutes a part of a registration statement filed by us with the Securities and Exchange Commission. This prospectus omits certain of the information contained in the registration statement, and we refer you to the registration statement and the related exhibits for further information with respect to Pro Financial and the securities offered by this prospectus. Any statements in this prospectus concerning any exhibit are not necessarily complete and in such instances we refer you to the copy of such exhibit filed with the Securities and Exchange Commission. Each statement is qualified in its entirety by such reference.

You can obtain and copy the registration statement, including the exhibits, in person or by mail, by paying prescribed rates at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549, or at the Securities and Exchange Commission’s regional offices located at 1401 Brickell Avenue, Suite 200, Miami, Florida 33131. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements that are filed electronically with the Securities and Exchange Commission.

As of January 1, 2008, Pro Financial notified the Securities and Exchange Commission that it is no longer required to file quarterly or annual reports because it has fewer than 300 shareholders. Therefore, except for the filing of Pro Financial’s Form 10KSB for the fiscal year ended December 31, 2007, Pro Financial will not file these reports with the SEC until such time as Pro Financial has 500 or more shareholders. Pro Financial will provide its shareholders an annual report prior to each annual shareholders meeting which will include audited financial statements. Pro Bank files quarterly reports with the Federal Deposit Insurance Company. These reports along with other information about the Bank can be found on the FDIC’s web page at www.fdic.gov

APPENDIX A

FINANCIAL STATEMENTS

PRO FINANCIAL HOLDINGS, INC.

Audited Consolidated Financial Statements
December 31, 2008 and 2007
(Together with Independent Auditors' Report)

Unaudited Consolidated Financial Statements
June 30, 2009

Independent Auditors' Report

Pro Financial Holdings, Inc.
Tallahassee, Florida:

We have audited the accompanying consolidated balance sheets of Pro Financial Holdings, Inc. and Subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income/(loss), stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pro Financial Holdings, Inc at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years the ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ James D.A. Holley & Company, PA

James D.A. Holley & Co., PA
Tallahassee, Florida
March 24, 2009

PRO FINANCIAL HOLDINGS, INC.

Consolidated Balance Sheets
 ($ in thousands, except share amounts)

	June 30,	At December 31,
	2009	2008	2007
	(Unaudited)
Assets
Cash and due from banks	$2,914	$983	$878
Federal funds sold	8,711	3,452	10,631

Total cash and cash equivalents	$11,625	4,435	11,509

Securities available for sale- net of unrealized gain/(loss)	9,617	12,377	6,364

Loans, net of allowance for loan losses of	$38,368	27,593	3,810
$512, $846 and $72 as of 06/30/09, 12/31/08 and 12/31/07
Federal Home Loan Bank stock	309	263	16
Premises and equipment	1,498	1,360	1,417
Deferred taxes	1,529	1,325	534
Other assets	550	507	520
Total assets	$63,786	$47,860	$24,170

Liabilities and Stockholders' Equity

Liabilities:
Noninterest-bearing demand deposits	$7,011	$6,916	$3,402
Interest bearing deposits	40,090	23,542	8,218

Total deposits	$47,101	30,458	11,620

Securities sold under agreements to repurchase	760	1,055	101
Federal Home Loan Bank advances	5,000	5,000	0
Other liabilities	171	102	50
Total liabilities	$53,032	36,615	11,771

Commitments (Note 15)

Stockholders' equity:
Common stock, $.01 par value; 9m shares authorized,
1,334,840 shares issued and outstanding	13	13	13
Preferred Stock, authorized 1m shares, none issued and outstanding	-	-	-
Additional paid-in capital	13,305	13,305	13,286
Accumulated deficit	(2,596)	(2,248)	(908)
Accumulated other comprehensive gain	32	175	8

Total stockholders' equity	10,754	11,245	12,399

Total liabilities and stockholders' equity	$63,786	$47,860	$24,170

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC.

Consolidated Statements of Operations
(In thousands)

	June 30,	At December 31,
	2009	2008	2007
	(unaudited)
Interest income:
Interest and fees on loans	$1,018	$1,108	$54
Interest and fees on investment securities	261	437	51
Interest and fees on federal funds sold	8	118	285
Interest bearing deposits	-	52	-
Total interest income	1,287	1,715	390

Interest expense on deposits	481	467	74
Interest expense on borrowings	76	80	20
Total interest expense	557	547	94

Net interest income before provision for loan losses	730	1,168	296

Provision for loan losses	(229)	(794)	(72)
Net interest income after provision for loan losses	501	374	224

Noninterest income:
Service charges/NSF fees on deposit account	78	100	6
Other income	329	43	15
Total noninterest income	407	143	21

Noninterest expenses:
Salaries and employee benefits	663	1,339	829
Occupancy and equipment	316	598	202
Other	481	710	419
Total noninterest expenses	1,460	2,647	1,450

Income (loss) before income tax	(552)	(2,130)	(1,205)
Income tax benefit	(204)	(791)	(534)

Net loss	$(348)	$(1,339)	$(671)

Earnings per basic and diluted share	$(0.25)	$(1.00)	$(0.50)
Average common shares outstanding, basic and diluted	1,373,500	1,334,840	1,334,840

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC.

Consolidated Statements of Stockholders' Equity
($ in thousands)

							Accumulated
					Additional		Other	Total
	Common Stock		Preferred Stock		Paid in	Accumulated	Comprehensive	Stockholder’s
	Shares	Amounts	Shares	Amounts	Capital	Deficit	Income	Equity
Balance at December 31,2006	-	-	1	100	-	(237)	-	(137)

Issuance of Preferred Stock	-	-	3.5	350	-	-	-	350

Retirement of Preferred Stk	-	-	(4.5)	(450)	-	-	-	(450)

Transfer from common stock subscriptions to outstanding common stock	1,335	13	-	-	13,286	-	-	13,299

Net Loss	-	-	-	-	-	(671)	-

Unrealized gain on securities available for sale	-	-	-	-	-	-	8

Comprehensive Loss	-	-	-	-	-	-	-	(663)

Balance at December 31,2007	1,335	$13	-	-	$13,286	$(908)	$8	$12,399

Net Loss	-	-	-	-	-	(1,340)	-

Stock Comprehension	-	-	-	-	19	-	-

Unrealized gain on securities available for sale (net of inc taxes $100)	-	-	-	-	-	-	167

Comprehensive Loss	-	-	-	-	-	-	-	(1,154)

Balance at December 31,2008	1,335	$13	-	-	$13,305	$(2,248)	$175	$11,245

Net Loss	-	-	-	-	-	(348)	-

Stock Comprehension	-	-	-	-	-	-	-

Unrealized gain on securities available for sale (net of inc taxes $100)	-	-	-	-	-	-	(143)

Comprehensive Loss	-	-	-	-	-	-	-	(491)

Balance at June 30, 2009	1,335	$13	-	-	$13,305	$(2,596)	$32	$10,754

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC.

Consolidated Statements of Cash Flows
(In thousands)

	June 30,	At December 31,
	2009	2008	2007
	(unaudited)

Cash flows from operating activities:
Net loss	$(348)	$(1,339)	$(671)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	172	291	74
Increase in other assets	(84)	116	(124)
Increase in deferred tax	(204)	(791)	(534)
Stock Option Expense	-	18	-
Increase in accrued interest receivable	(48)	(103)	(50)
Increase in accrued expense & accounts payable	(73)	52	31

Net cash used in operating activities	(585)	(1,756)	(1,274)

Cash flows from investing activities:
Purchase of furniture and equipment	(511)	(234)	(1,473)
Purchases of securities available for sale	2,761	(5,846)	(6,361)
Purchase of Federal Home Loan Bank Stock	(47)	(247)	(16)
Increase in loans to customers	(10,775)	(23,758)	(3,810)
Purchase of other investments	-	-	(-)

Net cash used in investing activities	(8,572)	(30,085)	(11,660)

Cash flows from financing activities:
Principal reduction in notes payable	-	-	(508)
Increase in Fed Funds purchased & Repos	(295)	954	101
Increase in deposits	16,642	18,813	11,620
Increase in Federal Home Loan Bank Advances	-	5,000	-
Retirement of issuance preferred stock	-	-	(100)
Issuance of common stock	-	-	13,299

Net cash provided by financing activities	16,347	24,767	24,420

Net change in cash and cash equivalents	7,190	(7,074)	11,478

Cash and cash equivalents at beginning of year	4,435	11,509	31

Cash and cash equivalents at end of year	11,625	$4,435	$11,509

Supplemental disclosure of cash flow information:
Cash paid for interest for the six months ended June 30, 2009 and during the years 2008 and 2007 was $481,000, $496,000 and $83,000, respectively.

See Accompanying Notes to Consolidated Financial Statements.

PRO FINANCIAL HOLDINGS, INC.
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
Organization.  Pro Financial Holdings, Inc. (the "Holding Company") was organized on March 29, 2006 and owns 100% of the outstanding common stock of Pro Bank (the "Bank").  The Holding Company’s primary activity is the operation of the Bank.  The Bank is a state (Florida)-chartered commercial bank and commenced banking operations on September 5, 2007. The Bank offers a variety of banking and financial services to individual and corporate customers through its banking offices located in Tallahassee, Florida. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation.

Basis of Presentation.  The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these polices and practices.

Use of Estimates.  In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and Cash Equivalents.  For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash, balances due from banks and federal funds sold, all of which mature within ninety days.

Securities.  Securities may be classified as either trading, held-to-maturity or available-for-sale. Trading securities are held principally for resale and recorded at their fair values.  Unrealized gains and losses on trading securities are included immediately in operations.  Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost.  Available-for-sale securities consist of securities not classified as trading securities or as held-to-maturity securities.  Unrealized holding gains and losses on available-for-sale securities are excluded from operations and reported in other comprehensive loss.  Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity. All of the Company’s securities are classified as available-for-sale.

Federal Home Loan Bank Stock. The Company’s investment in Federal Home Loan bank stock, which can be sold only to Federal Home Loan Bank at its par value of $100, is a restricted investment and is carried at cost. The Federal Home Loan Bank determines the amount of investment in stock based on the Bank’s liability for Federal Home Loan Bank advances.
 (continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

1. Summary of Significant Accounting Policies, continued
Loans.  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Loan origination fees are capitalized and certain direct origination costs are deferred.  Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.  All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses.  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components.  The specific component relates to loans that are considered impaired.  For such loans, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan.  The general component covers all other loans and is based on historical industry loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, circumstances including the length of the delay the reasons for the delay, the borrower's prior payment.
(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

1. Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued, record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and lines of credit loans for impairment disclosures.

Securities Sold Under Agreement to Repurchase. The Company pledges specific investment securities as collateral to the purchaser in an amount at least equal to the Company’s liability under the repurchase agreement.

Premises and Equipment.  Leasehold improvements, furniture and fixtures, and computer equipment and software are stated at cost less accumulated depreciation.  Interest costs are capitalized in connection with the construction of new banking offices.  Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset.

Advertising.  The Company expenses all media advertising as incurred.

Preopening and Organizational Costs.  Preopening and organizational costs were approximately $925,000.  Prior to the commencement of banking operations, all costs had been charged to expense as incurred.

Income Taxes. The Bank reports income under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Tax,” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Recognition of deferred tax balance sheet amounts is based on management’s belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carry forwards, and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur.

Off-Balance Sheet Instruments.  In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and unused lines of credit.  Such financial instruments are recorded in the consolidated financial statements when they are funded.
(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

1. Summary of Significant Accounting Policies, continued

Comprehensive Income or Loss.  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net loss.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net loss, are components of comprehensive loss.  The component of other comprehensive gain was unrealized holding gains on available-for-sale securities.

2.  Securities Available for Sale

Debt and equity securities have been classified in the balance sheet according to management’s intent. The following table reflects the amortized cost and estimated market values of investments in debt securities.  In addition, gross unrealized gains and gross unrealized losses are disclosed in accordance with Statement of Position 90-11 of the American Institute of Certified Public Accountants, which is effective for financial statements covering fiscal years ending after December 15, 1990.

The carrying amount of securities and their fair values are as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At June 30, 2009-
US Government Agencies	$1,000	$12	$-	$1,012
Corporate Securities	2,014	-	(72)	1,942
Mortgage-backed Securities	6,550	126	(14)	6,662
Total Securities	$9,564	$138	$(86)	$9,616

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2008-
US Government Agencies	$1,500	$24	$2	$1,526
Mortgage-backed Securities	10,626	258	(32)	10,852
Total Securities	$12,126	$282	$(30)	$12,378

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2007-
US Government Agencies	$1,000	$17	$0	$1,017
Mortgage-backed Securities	5,356	0	(9)	5,347
Total Securities	$6,356	$17	$(9)	$6,364

Investment securities with a carrying value of $7.7 m, $8.47 m and $3.52 m at June 30,2009, December 31, 2008 and 2007, respectively were pledged to secure repurchase agreements and Federal Home Loan Bank advances.
(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

2.  Securities Available for Sale, continues

The market value is established by an independent pricing service as of the approximate dates indicated. The differences between the book value and market value reflect current interest rates and represent the potential loss (or gain) had the portfolio been liquidated on that date. Security losses (or gains) are realized only in the event of dispositions prior to maturity.

At June 30,2009, December 31, 2008 and 2007 the Bank did not hold investment securities of any single issuer, other than obligations of the U.S Treasury and other U.S Government agencies, whose aggregate book value exceed ten percent of shareholders’ equity.

The amortized cost and estimated market value of debt securities available for sale at June 30, 2009, December 31, 2008 and 2007 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties. (in thousands)

		Estimated Mkt Value
	Amortized Cost	June 30, 2009
Non-mortgage backed securities:
Due in one year or less	$-	$-
Due in one through five years	2,014	1,942
Due after five years through ten years	1,000	1,012
Due after ten years	-	-
Total non-mortgage back securities	3,014	2,954
Mortgage backed securities	6,551	6,663
Total	$9,565	$9,617

		Estimated Mkt Value
	Amortized Cost	December 31, 2008
Non-mortgage backed securities:
Due in one year or less	$-	$-
Due in one through five years	-	-
Due after five years through ten years	1,500	1,526
Due after ten years	-	-
Total non-mortgage back securities	1,500	1,526
Mortgage backed securities	10,626	10,852
Total	$12,126	$12,378

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

2.  Securities Available for Sale, continues

		Estimated Mkt Value
	Amortized Cost	December 31, 2007
Non-mortgage backed securities:
Due in one year or less	$-	$-
Due in one through five years	-	-
Due after five years through ten years	1,000	1,017
Due after ten years	-	-
Total non-mortgage back securities	1,000	1,017
Mortgage backed securities	5,356	5,347
Total	$6,356	$6,364

There were no sales of securities during 2008 and 2007.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At June 30, 2009, the Company had one mortgage-backed security with an unrealized loss with aggregate depreciation of .21% from the Bank’s amortized cost basis.  In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analyst’s reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

Information pertaining to securities with gross unrealized losses at June 30, 2009, December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows in thousands:

	< 12M		> 12M		Total
		Gross		Gross		Gross
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

June 30, 2009
Mortgage backed	$-	$-	$981	$14	$981	$14

December 31, 2008
Mortgage backed	$237,781	$299	$-	$-	$237,781	$299

December 31, 2007
Mortgage backed	$3,769	$14	$-	$-	$3,769	$14

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

2.  Securities Available for Sale, continued

The Company owns a 20.3% equity investment in Moon Building Investors, LLC with a balance of $290,698 at June 30, 2009 which is included in other assets.  The equity method of accounting is used for this investment since the Company does not own a controlling interest. Moon Building Investors, LLC owns a building that is leased to the Company under a lease that is effective January 1, 2007, as described in Note 15.

3.  Loans
The following is a summary of the loan portfolio by principal categories at June 30, 2009, December 31, 2008 and 2007 (in thousands):
	2009	2008	2007
Mortgage loans on real estate
Commercial real estate	$16,349	$16,232	$2,699
Home Equity	3,340	1,752	71
Construction	6,857	-	-
Residential	5,310	3,197	73
Total	31,856	21,181	2,843

Commercial loans	5,192	5,010	669
Consumer	1,832	2,312	384

Total loans	38,880	28,503	3,896

Less:
Deferred loan fees, net	(71)	(64)	(14)
Allowance for loan losses	(572)	(846)	(72)
Loans, net	$38,297	$27,593	$3,810

Overdrafts included in loans were $23,132 at June 30, 2009

4.  Allowance for Loan Losses

A summary of changes in the allowance for loan losses of the Company For the Six Months Ended June 30, 2009 and Years Ended December 31, 2008 and 2007. are as follows (in thousands):
	2009	2008	2007

Beginning balance	$846	$72	$-
Add:
Provision for loan losses	229	794	72
Subtotal	1,075	866	72
Less:
Loans charged off	(572)	(35)	-
Recoveries on loans previously charged off	9	15	-
Balance, end of year	$512	$846	$72
(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, Continued

4.  Allowance for Loan Losses, continued

At June 30, 2009, December 31, 2008 and 2007, the recorded investment in impaired loans requiring an allowance for credit losses based on individual analysis per SFAS 114 guidelines was $890,000, $536,000 and $60,000 and the related allowance for credit losses was $512,000, $846,000, and $72,000. Interest recognized in income on impaired loans during 2008 and 2007 was not significant.

The Company grants the majority of its loans to borrowers throughout Leon and the surrounding Counties in Florida.  Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy of this area.

5.  Premises and Equipment
The following is a summary of premises and equipment and depreciable lives as of June 30, 2009, December 31, 2008 and 2007 (in thousands):

				Useful
	2009	2008	2007	Lives (Yrs)
Leasehold and improvements	$1,135	$717	$643	10
Furniture and fixtures	489	454	470	5
Data processing equipment and software	618	554	378	5
Total, at cost	2,242	1,725	1,491
Less accumulated depreciation	(536)	(365)	(74)
Premises and equipment, net	$1,706	$1,360	$1,417

Depreciation included in operating expenses amounted to $172,000, $291,000 and $74,000 at June 30,2009, December 31, 2008 and December 31, 2007, respectively

6.  Deposits
The aggregate amount of time deposits with a minimum denomination of $100,000 was $24.5 million, $12.49 million and $1.36 million at June 30, 2009, December 31, 2008 and 2007. Interest expense for these time deposits amounted $347,400,  $224,900 and $18,000 for June 30, 2009, 2008 and 2007, respectively.

At June 30, 2009 the scheduled maturities of time deposits are as follows (in thousands):

Amount
Due in one year	$22,486
Due in one – three years	2,000
$24,486

(continued)

PRO FINANCIAL HOLDINGS, INC.
Notes to Consolidated Financial Statements, continued

7. Federal Home Loan Bank Advances
Federal Home Loan Bank advances are as follows:
	2009	2008	2007
Advance at 3.97% interest, maturing November 16, 2009	$1,000,000	$1,000,000	$-
Advance at 2.26% interest, maturing December 1, 2009	$1,000,000	$1,000,000	$-
Advance at 3.05% interest, maturing April 23, 2018	$1,000,000	$1,000,000	$-
Advance at 3.45% interest, maturing July 9, 2018	$1,000,000	$1,000,000	$-
Advance at 3.20% interest, maturing September 10, 2018	$1,000,000	$1,000,000	$-
	$5,000,000	$5,000,000	$-

The Federal Home Loan Bank advances are collateralized with investments securities of $4.8 million and cash of $750 thousand. The Company has unused lines of credit with two financial institutions for unsecured federal funds borrowings of $3,500,000 for 2009. The Company also has an unused line of credit with a Federal Home Loan Bank equal to 20% of the Company’s total assets.

Maturities of Federal Home Loan Bank advances for 2009 and 2018 are $2,000,000 and $3,000,000, respectively.

8. Dividend Restrictions
The Holding Company is limited in the amount of cash dividends it may declare and pay by the amount of dividends it can receive from the Company.  The Company is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Company's net earnings of the current year combined with the Company's retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Company must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions.  It is likely that these factors would further limit the amount of dividends which the Company could declare.  In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

9. Financial Instruments
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments are commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.  The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

9. Financial Instruments
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company evaluates each customer's credit worthiness on a case-by-case basis.  The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Commitments to extend credit typically result in loans with a market interest rate when funded.  A summary of the amounts of the Company's financial instruments with off-balance sheet risk at June 30, 2009 follows (in thousands):

Commitments to extend credit	$7,026
Unfunded lines of credit	278
Total	$7,304

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowings arrangements, including commercial paper, bond financing and similar transactions. All letters of credit are due within one year of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending the loan facilities to a customer.

10.  Related Party Transactions
In the ordinary course of business, the Company has direct and indirect loans outstanding to or for the benefit of certain executive officers and directors. These loans were made on substantially the same terms as those prevailing, at the time made, for comparable loans to other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

The following is a summary of activity during June 30, 2009, 2008 and 2007 with respect to such loans to these individuals   (in thousands):

	2009	2008	2007
Loans:

Beginning balance	$2,743	$1,260	$-
Originated during the year	949	1,970	1,260
Principal repayments	(182)	(487)	-
Ending balance	$3,500	$2,743	$1,260

Total Deposits	$14,336	$10,511	$5,383

(continued)

PRO FINANCIAL HOLDINGS, INC.
Notes to Consolidated Financial Statements, continued

10.  Related Party Transactions, continued
The Company entered into a lease for a branch facility as described in Note 15 as “Killearn lease.” The landlord is a company that is owned by a director of Pro Financial Holdings, Inc and ProBank.

The Company incurred legal expenses to Igler & Dougherty and Brad and Cassel of approximately $14,000, $16,000 and $60,000 to law offices of members of the Board of Directors of Pro Financial Holdings, Inc and/or ProBank for the six months ended June 30, 2009 and all of  2008 and 2007, respectively.

11. Credit Risk Concentration
The Company grants commercial and residential loans to customers in Leon County, Gadsden County, Wakulla County and Jefferson County and other surrounding counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on the area’s economic stability.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Company, as a matter of policy, does not extend credit in excess of the legal lending limit to any single borrower or group of related borrowers.

The Company maintains its cash balances and Fed Funds accounts in several financial institutions. Accounts at the financial institutions are currently 100% secured by the Federal Deposit Insurance Corporation until December 31, 2009.

12. Operating Expenses

Components of other operating expenses greater that 1% of total interest income and other income for the periods ended December 31, 2008 and 2007 are:  (in thousands)

	2009	2008	2007
Charge offs	3	$12	$4
Dues & subscriptions	23	36	8
Insurance	24	19	10
Computer and data processing expenses	128	153	17
Advertising	33	76	44
Audits and exams	30	63	27
Check printing	7	34	6
Supplies	28	47	51
Telephone expense	28	48	11
Training expense	10	16	5
Travel & entertainment expense	19	39	9
FDIC Insurance expense	43	-	-
Software depreciation	35	-	-
Legal expense	5	34	4
	$416	$577	$196
(continued)

PRO FINANCIAL HOLDINGS, INC.
Notes to Consolidated Financial Statements, continued

13. Regulatory Matters
The Company is subject to various regulatory capital requirements administered by the federal Companying agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2008, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the regulatory authorities categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.  The Company's actual capital amounts and percents are also presented in the table ( in thousands):

				For Capital		For Well Capitalized
		Actual		Adequacy Purposes		Purposes
		Amount	Percent	Amount	Percent	Amount	Percent
As of June 30, 2009:
Total Capital
(to Risk-Weighted Assets)	Bank	$10,087	21.97%	$3,673	8.00%	$4,592	10.00%
	PFHI	$11,205	23.91%	$3,749	8.00%	$4,687
Tier I Capital
(to Risk-Weighted Assets)	Bank	$9,636	20.99%	$1,837	4.00%	$2,755	6.00%
	PFHI	$10,754	22.95%	$1,875	4.00%	$2,812
Total Capital
(to Total Assets) *	Bank	$9,636	15.92%	$2,534	4.00%	$3,168	5.00%
	PFHI	$10,754	16.72%	$2,572	4.00%	$3,215

(continued)

PRO FINANCIAL HOLDINGS, INC.
Notes to Consolidated Financial Statements, continued

13. Regulatory Matters, continues

						For Well
				For Capital		Capitalized
		Actual		Adequacy Purposes		Purposes
		Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2008:
Total Capital
(to Risk-Weighted Assets)	Bank	$10,495	32.95%	$2,548	8.00%	$3,185	10.00%
	PFHI	$11,661	35.01%	$2,665	8.00%
Tier I Capital
(to Risk-Weighted Assets)	Bank	$10,125	31.79%	$1,274	4.00%	$1,911	6.00%
	PFHI	$11,244	33.76%	$1,332	4.00%
Total Capital
(to Total Assets) *	Bank	$10,125	22.26%	$1,773	4.00%	$2,338	5.00%
	PFHI	$11,244	23.95%	$1,913	4.00%

						For Well
				For Capital		Capitalized
		Actual		Adequacy Purposes		Purposes
		Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2007:
Total Capital
(to Risk-Weighted Assets)	Bank	$9,092	110.83%	$656	8.00%	$820	10.00%
	PFHI	$12,471	128.36%	$777	8.00%
Tier I Capital
(to Risk-Weighted Assets)	Bank	$9,020	109.95%	$328	4.00%	$492	6.00%
	PFHI	$12,399	127.62%	$499	4.00%
Total Capital
(to Total Assets) *	Bank	$9,020	44.08%	$795	4.00%	$994	5.00%
	PFHI	$12,471	51.44%	$967	4.00%

 *  The Bank is required to maintain an 8.00% Tier 1 Capital Ratio throughout the first three years of operations.

14.   Income Taxes
  Income taxes reflected in the statements of income are as follows:(in thousands)
	2009	2008	2007
Currently payable
Federal	$-	$-	$-
State	-	-	-
Deferred
Federal	(171)	(724)	(445)
State	-	(67)	(79)
	(171)	(791)	(534)
Valuation allowance	-	-	-
	$(171)	$(791)	$(534)

(continued)

PRO FINANCIAL HOLDINGS, INC.
Notes to Consolidated Financial Statements, continued

14.   Income Taxes, continues

The difference between federal income tax computed at the statutory rates and the actual tax provision is shown below:
	2008	2007

Computed tax expense/(benefit)	$(724)	$(410)
Increases/(decreases) resulting from:
State tax benefit net of federal benefit	(67)	(36)
Change in deferred tax valuation allowance	-	(88)
	$(791)	$(534)

The deferred tax asset and liability and the temporary differences comprising those balances at December 31, 2008 and 2007, are detailed below: (in thousands)

	2008	2007
Deferred tax assets:
Net operating loss carryover	$660	$182
Organization and start up costs	347	325
Provision for loan losses	317	27
Net deferred tax asset	1,324	534

The Company believes that it’s more likely than not that 100% of the deferred tax asset as of December 31, 2008 will be realized.

At December 31, 2008, the Company had a net operating loss carry forward of $1,760,000 for federal and state income tax purposes. This loss carry forward can be used in each succeeding year through 2027 to offset income generated in those years for federal income tax purposes and can be carried forward indefinitely for Florida income tax purposes. Organization and startup costs were $925,000 at December 31, 2008 and are deductible over 15 years.

15.   Commitments

The Company has entered into three leases for office space for the conduct of bank operations and has classified these leases as operating leases under the provisions of SFAS 13.

The Monroe lease has an initial lease term of five years and commenced on January 1, 2007. This lease contains a renewal option of an additional five year term with a 3% annual escalation provision. This lease also has a purchase option under which the property can be purchased for $2.9 million during the 25th through the 36th month of the lease; $3.2 million during the 37th through the 48th month; and $3.5 million during the 49th through the 60th month of the lease. If the lessee does not exercise the option to purchase within lease months 25 to 60, the purchase option expires.

(continued)

PRO FINANCIAL HOLDINGS, INC.
Notes to Consolidated Financial Statements, continued

15.   Commitments, continues

The Northwood lease has an initial lease term of ten years and commenced on February 1, 2007. This lease contains a renewal option for two additional five year periods with a 3% escalation provision.

The Killearn lease has an initial lease term of five years and commences ten days following Certificate of Occupancy or completion of Landlord’s improvements, whichever occurs first. This lease contains a renewal option for two additional five year periods with a $1 per square foot per year increase.  This lease also has a purchase option under which the property can be purchased for $1.2 million during the 1st through the 13th month of the lease; $1.3 million during the 14th through the 24th month; $1.4 million during the 25th through the 36th month of the lease, $1.5 million during the 37th through the 48th month of the lease, and $1.6 million during the 49th through the 60th month of the lease. If the lessee does not exercise the option to purchase within lease months 1 to 60, the purchase option expires.

All leases require the lessee to pay taxes, insurance, and common area expenses related to the property.

Future minimum lease payments with respect to these leases commencing on January 1, 2008 are as follows: (in thousands)
Year	Amount
2009	$226
2010	252
2011	294
2012	367
2013	87
$1,226

Lease expense under operating leases was $148,000 and $122,000 for 2008 and 2007 respectively

16.   Capital Stock

Common Stock.  The Company’s charter authorizes the issuance of 9.0 million shares of one class of common stock, par value, $.01 per share. Each share of common stock shall have the same relative rights and be identical in all respects with every other share of common stock. The holders of common stock are entitled to elect the members of the Board of Directors of the Company and such holders are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders of the Company. Each holder of common stock is entitled to one vote per share. No holder of any class of stock has preemptive rights with respect to the issuance of shares of that or any other class of stocks, and the holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.
(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

16.   Capital Stock, continues

The Company completed the sale of 1,334,840 shares of common stock at $10 per share prior to the commencement of banking operations and has incurred$49,691 in common   stock offering costs.  The initial proceeds were allocated as follows (in thousands):

Common stock	$13
Additional paid-in capital	13,305
$13,318

In connection with the sale of common stock, the Company issued one warrant to purchase one share of the Company's common stock at $10 per share for each share purchased in the initial offering. The warrants have a three year term which expire in October 2010 and are callable by the Company at any time after April 2008.  The warrant term may be extended.

Preferred Stock. The Board of Directions is authorized, subject to any limitations prescribed by law, to provide for the issuance of 1.0 million shares of stock in series, and by filing a preferred stock designation certificate pursuant to the applicable laws of the State of Florida, to establish from time to time the number of shares to be included in each  such series and to fix the stated value, designation, powers, preferences, and rights of the share of each such series and any qualifications, limitations or restriction thereof. The number of authorized shares of preferred stock may be increased of decreased (but not below the number of shares  then outstanding) by the affirmative vote of the holders of a majority of the common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation certificate.

The board of directors established 5,000 shares of Series A Preferred Stock, $0.01 par value (hereafter referred to as “Series A Preferred Stock”) which ranks superior to the common stock of the Company with respect to the payment of dividends and the distribution of assets.

Dividend Rights. The holders of shares of Series A Preferred Stock are entitled to receive dividends or other distributions when and as declared by the Board of Directors, out of funds legally available therefore.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of Series A Preferred Stock are entitled to receive out of the assets of the Company available for distribution to shareholders, an amount equal to $100 per share of any distribution to holders of Common Stock of the Company.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

16.   Capital Stock, continued

Redemption. The Company may redeem shares of Series A Preferred Stock at any time after issuance, at a redemption price of $100 per share. Notice of any redemption shall be given in person or by first class mail, postage prepaid, mailed not less than five days nor more than 30 days prior to the date fixed for redemption to the holders of record of the shares to be redeemed. After the date of redemption and notwithstanding the fact that any shares called for redemption shall not have been surrendered for cancellation, on and after such date the shares represented thereby called for redemption shall be deemed no longer outstanding, and all rights of the holders of such shares shall cease except for the right to receive the redemption value of the shares.

No Voting Rights. Except as otherwise required by law, the holders of Series A Preferred Stock shall not be entitled to vote.

Reacquired Shares. Shares of Series A Preferred Stock, converted, redeemed, or otherwise acquired by the Company shall be restored to the status of authorized and unissued shares of preferred stock without designation as to series.

No Sinking Fund. Shares of Series A Preferred Stock are not subject to the operations of a sinking fund.
There were no outstanding preferred stock as of June 30, 2009.

17.  Stock Options

In 2008, the Company’s Board of Directors authorized the establishment of an Incentive Stock Option Plan.  The purpose of the Plan is to promote the interest of the Company and its shareholders by retaining the services of outstanding key management members and employees and encouraging them to have a greater financial investment in the Company and increase their personal interest in its continued success. The Company has reserved 200,000 shares of common stock for issuance pursuant to the Plan.

In April of 2008, the Company’s Board of Directors authorized and granted 135,000 incentive stock options, pursuant to the Plan, to certain members of the Company’s management with an exercise price of $10.00 per share.

In the event the employee is terminated for any reason, all options granted which have not vested shall expire.

The Company accounts for stock options under the provisions of SFAS 123R.

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

17.  Stock Options, continued

The Company used the Black-Scholes-Merton option-pricing model to determine the fair value of grants made. The following assumptions were applied in determining the compensation cost:

Risk-free interest rate	0.5%
Expected dividend yield	0.0%
Expected option life	10 years
Expected stock price volatility	0.0%

A summary of the status of options under the Company’s stock-based compensation plan as of December 31, 2008 is presented below:

		Weighted
		Average
		Exercise
	Options	Price

Outstanding at beginning of year	135,000	$10.00
Granted
Exercised
Forfeited
Outstanding at end of year	135,000	$10.00
Grants exercisable at year-end	38,660	$10.00

Total compensation cost for 2008 was $18,854.

The following table summarizes information about the outstanding grants at December 31, 2008:

		Weighted-Average
Exercise	Options	Remaining	Options
Price	Outstanding	Contractual Life	Exercisable

$10.00	135,000	10 years	38,660

Remaining non-exercisable options as of December 31, 2008 become exercisable as follows:

2009	39,659
2010	39,679
2011	9,002
2012	8,000
96,340

(continued)

PRO FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements, continued

17.  Stock Options, continued
The following table presents the status of the non-vested shares at December 31, 2008 and changes during the year:
		Weighted Average
		Grant Date
	Shares	Fair Value

Outstanding, beginning of year	135,000	$10.00
Granted vested	(38,660)	$10.00
Outstanding, end of year	96,340	$10.00

As of December 31, 2008, there was $46,985 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average period of 10 years.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under Florida law, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of duty of care or any other duty owed to Pro Financial as a director, unless the breach of or failure to perform those duties constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;
•	a transaction from which the director received an improper personal benefit;
•	an unlawful corporate distribution;
•	an act or omission which involves a conscious disregard for the best interests of Pro Financial or which involves willful misconduct; or
•	an act of recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Article V of Pro Financial’s Bylaws provides that we shall indemnify a director who has been successful in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director of Pro Financial, against reasonable expense incurred by him in connection with such defense.

The Bylaws also provide that Pro Financial is required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to the best interests of Pro Financial and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by: (i) a disinterested majority of the board of directors; (ii) a majority of a committee of disinterested directors; (iii) independent legal counsel; or (iv) an affirmative vote of a majority of shares held by disinterested stockholders.

ITEM 25.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commission. All of such expenses will be paid by underwriting discounts and commissions. All of such expenses will be paid by us. We will not, however, pay for expense such as commissions and discounts of brokers, dealers or agents for the fees and expenses of counsel, if any, for the selling shareholders. All of the amounts shown are estimates.

Accounting fees and expenses	$2,500
Legal fees and expenses	10,000
Printing and shipping	2,500
Miscellaneous	1,500
Total	$16,500

ITEM 26.   RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 27.   EXHIBITS

The following exhibits are filed with the Securities and Exchange Commission:

3.1	Articles of Incorporation*
3.2	Bylaws*
4.1	Specimen Common Stock Certificate*
4.2	Warrant Plan*
4.3	Warrant Certificate*
5.1	Opinion of Igler & Dougherty, P.A.
10.1	Employment Contract for B. Bryan Robinson*
10.2	2007 Employee Stock Option Plan*
10.3	2007 Director Stock Option Plan*
10.4	Copy of Main Office Lease*
10.5	Escrow Agreement*
10.6	Employment Contract for Erin Sjostrom
23.1	Consent of James D.A. Holley & Co., P.A.
23.2	Consent of Igler & Dougherty, P.A. (Included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of the Registration Statement)*
* Filed with the original registration statement

ITEM 28.	UNDERTAKINGS

(A)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)
To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution.

(2)
For the purpose of determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	To file a post-effective amendment to remove from registration any of the securities that remains unsold at the end of the offering.

(4)
for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)	An free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer.

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(B)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Post Effective Amendment No. 2 to Registration Statement No. 333-141191 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tallahassee, Florida on September 14, 2009.

PRO FINANCIAL HOLDINGS, INC.

By:	/s/ B. Bryan Robinson
B. Bryan Robinson
President and Principal Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints B. Bryan Robinson, Erin B. Sjostrom and Roger K. Hobbs and each of them (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

[Signatures follow this page]

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Kathleen B. Atkins-Gunter*
Kathleen B. Atkins-Gunter	Director	09/14/09

Christopher E. Diamantis	Director	/09

/s/ Edward W. Dougherty, Jr.*
Edward W. Dougherty, Jr.	Director	09/14/09

/s/ Javier I. Escobar, II, M.D.*
Javier I. Escobar, II, M.D.	Director	09/14/09

/s/ Michael W. Forsthoefel, M.D.*
Michael W. Forsthoefel, M.D.	Director	09/14/09

/s/ Roger K. Hobbs *
Roger K. Hobbs	Director	09/14/09

/s/ Allen R. Moayad*
Allen R. Moayad	Director	09/14/09

Joseph P. Jones	Director	/09

Anuj P. Patel	Director	/09

/s/ B. Bryan Robinson
B. Bryan Robinson	President, Principal Executive	09/14/09
Officer, Director

/s/ Peter S. Rosen*
Peter S. Rosen	Director	09/14/09

/s/ James S. Sauls*
James S. Sauls	Director	09/14/09

/s/ Josh R. Simons, M.D.*
Josh R. Simons, M.D.	Director	09/14/09

Signature	Title	Date

Ernest Sims, III	Director	/09

David L. Tedrick, M.D.	Director	/09

/s/ M. Stephen Turner*	Director	09/14/09
M. Steven Turner

* Signed B. Bryan Robinson pursuant to power of attorney contained in SB-2 Registration Statement File No. 333-141191